UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2011            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated May 17, 2011

2.

News Release dated May 27, 2011

3.

News Release dated June 1, 2011

4.

News Release dated June 6, 2011

4.

Financial Review for the year ended December 31, 2010

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: June 13, 2011	By: /s/ Simon Ridgway Simon Ridgway President and Director

Joint News Release

B2Gold Corp. and Radius Gold Inc. Reports on Positive Exploration Drill Results

from the Trebol Project in Nicaragua

Highlights include hole TR-11-047 Containing 13.08 Grams per Tonne Gold over 7.00 Metres

Vancouver, May 17, 2011 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold” or the “Company”) and Radius Gold Inc. (TSX-V: RDU) (“Radius Gold”), are pleased to announce positive assay results from the initial 2011 exploration drilling program at the Trebol Project in Nicaragua. B2Gold has the right to earn a 60% interest from joint venture partner Radius Gold.

The over 3,000 metre diamond drilling program has been focused on three zones of low sulfidation gold occurrences in altered volcanic rocks covering a strike length of over five kilometres (“km”). These results confirm the Trebol Property’s potential to host, at or near surface, shallow dipping gold mineralization that could potentially be mined with very low strip ratios.

Mineralization throughout the Trebol area is characterized by shallow to moderately dipping tabular shaped vein and hydrothermal breccia zones within andesite. Outcropping horizons of the siliceous material have yielded impressive gold values in the trenching (see B2Gold press release dated November 15, 2010) and the drilling has shown that many of these zones extend up to 100 metres down dip and show continuity over distances of several hundreds of metres of strike length. Due to the shallow dips associated with the gold mineralization, most of mineralization is near surface and mostly oxidized.

The three zones, drilled to date are Cerro Domingo, the Paola Zone, and the Trebol North Zone. Drill holes contain up to 13.08 grams per tonne (“g/t”) gold over 7.00 metres in hole TR-11-047. Drilling by Radius Gold in 2008 first located the Cerro Domingo Zone and this has been confirmed and expanded in the recent drilling. The 2011 drilling campaign cut mineralization in the Cerro Domingo, Paola and Trebol North Zones with drill holes containing up to 1.96 g/t gold over 28.55 metres in hole TR-11-014 in the Cerro Domingo Zone, up to 8.86 g/t gold over 7.75 metres in hole TR-11-028 in the Paola Zone and up to 13.08 g/t gold over 7.00 metres in hole TR-11-047 in the Trebol North Zone. Drill intervals are highlighted below.

B2Gold Drill Holes

Zone	Drill Hole	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Gold (g/t capped at 25 g/t)
Cerro Domingo	TR-11-011	3.40	11.27	7.87	3.14	2.25
	including	5.45	5.85	0.40	42.38	25.00
	TR-11-014	4.35	32.90	28.55	1.96	1.96
	including	10.60	15.90	5.30	5.66	5.66
	and	36.80	44.60	7.80	0.95	0.95
Zone	Drill Hole	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Gold (g/t capped at 25 g/t)
	TR-11-015	48.60	65.36	16.76	0.86	0.86
	including	48.60	53.11	4.51	1.36	1.36
	TR-11-017	4.57	22.00	17.43	0.82	0.82
	*TR-11-019	0.75	16.50	15.75	2.43	2.43
	including	4.50	9.00	4.50	4.10	4.10
	TR-11-020	0.00	10.00	10.00	1.65	1.65
	TR-11-021	0.50	22.50	22.00	1.58	1.58
	TR-11-022	15.20	22.76	7.56	1.31	1.31
Paola Zone	TR-11-027	28.85	36.50	7.65	0.94	0.94
	TR-11-028	4.00	11.75	7.75	8.86	7.77
	including	6.75	10.75	4.00	15.82	13.70
	TR-11-029	4.50	16.15	11.65	3.06	3.06
	including	7.50	10.50	3.00	5.96	5.96
	TR-11-031	36.50	40.20	3.70	3.63	3.63
	TR-11-036	29.00	36.00	7.00	1.76	1.76
	TR-11-037	30.60	37.00	6.40	3.34	3.34
	TR-11-038	7.00	15.70	8.70	2.91	2.91
	**TR-11-039	9.40	12.20	2.80	1.08	1.08
	and	16.70	18.20	1.50	12.24	12.24
Trebol North	*TR-11-047	14.50	25.91	11.41	8.39	5.89
	including	14.50	21.50	7.00	13.08	9.01

* Indicates some intervals may have had poor recoveries

**Resassay pending due to low standard failure

Previous Radius Gold Drill Holes

Zone	Drill Hole	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Gold (g/t capped at 25 g/t)
Cerro Domingo	*TRDH-08-001	12.19	38.25	26.06	1.36	1.36
	TRDH-08-005	0.00	11.25	11.25	1.65	1.65
	and	16.76	23.20	6.44	6.36	6.36
	including	18.75	22.56	3.81	9.24	9.24
	TRDH-08-008	58.64	59.59	0.95	3.93	3.93
	and	68.08	69.00	0.92	11.44	11.44
	TRDH-08-02A	6.09	16.76	10.67	2.23	2.23
	TRDH-08-004	3.30	19.81	16.51	1.80	1.80
	TRDH-08-006	2.15	7.97	5.82	1.02	1.02

* Indicates some intervals may have had poor recoveries

The 2011 drill campaign at Trebol has successfully identified several areas that will require additional drilling to define the extent of the mineralization. The mineralization remains open to the north and south and in the covered areas between the three zones. In addition, the Company’s geologists continue to discover more low sulfidation epithermal gold, outcrop and float occurrences within the concession that contain plus  1.00 g/t gold assays in grab and chip samples over 11.5 km of the 22 km total strike length of the trend. In addition, a parallel zone has been located three km east of Cerro Domingo where preliminary grab sampling of similar siliceous material has yielded values up to 3.00 g/t gold.

Exploration is ongoing at Trebol and will continue as B2Gold geologists compile the recent drill data and plan the next round of trenching and drilling.

Samples for Trebol are submitted with blanks and industry certified standards inserted in the field and prior to reception at Inspectorate’s prep lab in Managua.  Pulps are then analyzed at Inspectorate’s labs in Reno, Nevada. Check assays are currently being selected now that the drilling program has been completed and will be sent to ALS labs in Vancouver, Canada.  Except where noted, all results stated in this announcement have passed B2Gold's quality assurance and quality control (“QA/QC”) protocols.

The exploration programs for the Company are reviewed and the results approved by Tom Garagan, B2Gold's Qualified Person under National Instrument 43-101.

ON BEHALF OF B2GOLD CORP.

ON BEHALF OF RADIUS GOLD INC.

“Tom Garagan”

“Simon Ridgway”

Senior Vice President of Exploration

President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean

Kerry Suffolk

Vice President, Investor Relations

Manager, Investor Relations

604-681-8371

604-681-8371

For more information on Radius Gold please visit the Radius Gold’s web site at www.radiusgold.com or contact:

Investor relations:  Ralph Rushton / Erin Ostrom

Tel: 604-801-5432

Toll Free: 1-888-627-9378

Email: info@radiusgold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

news release

May 27, 2011

Radius Plans Spin Out of Yukon Assets

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that the Board of Directors of the Company has unanimously approved a spin out transaction (the “Spin Out”) whereby Radius will transfer all of its Yukon and Alaskan property assets and $1.0 million in cash to a new company (“Newco”) in return for Newco shares and warrants, the majority of which will then be distributed to Radius shareholders by way of a plan of arrangement.  The implementation of the Spin Out is subject to, among other things, Radius shareholder approval, court approval and TSX Venture Exchange (“Exchange”) approval, including Exchange approval of the listing of the common shares of Newco on the Exchange.

The objective of the Spin Out is to maximize shareholder value by allowing the market to independently value geographically separate property portfolios.  The Spin Out will result in two strategically positioned companies, one focused on Latin America and the other focused on the Yukon.

Asset Split

Radius will retain ownership of all Latin American property and royalty interests, including the HB Project and geothermal licences in Guatemala, and its Nicaraguan portfolio currently under option to B2Gold Corp., plus shares owned in other companies acquired in relation to the Latin American properties.  Newco will hold all of the staked and optioned properties of Radius located in the Yukon and Alaska, including the Sixty Mile district and Rackla Belt properties, and shares owned in other companies acquired pursuant to existing Yukon option agreements.

Spin Out Terms

The Spin Out will result in Radius shareholders receiving Newco common shares and warrants based on the number of Radius shares held.  Radius will retain an approximately 19.9% ownership interest in Newco.  An application will be made to have the Newco warrants listed on the Exchange and listing will be subject to meeting the Exchange listing requirements.

Radius shareholder approval will be sought at a shareholders’ meeting expected to be held in the fall of 2011.  An Information Circular containing full details of the Spin Out will be sent to Radius shareholders prior to the meeting.

Simon Ridgway, the Chief Executive Officer of Radius, stated:  “The management and Board of Directors of Radius believe that the proposed separation of assets should facilitate independent financing and exploration strategies, resulting in an excellent opportunity for shareholders to maximize the value of their Radius holdings.”

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has a number of 100% owned exploration plays, including the HB property in Guatemala and several properties in the Rackla Belt and Sixty Mile placer gold district in the Yukon.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 79.9-million

Forward-Looking Statement

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation, statements about the expected benefits of the proposed Spin Out, the completion of the Spin Out, the receipt of shareholder and regulatory approvals for the Spin Out and statements regarding Newco, are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others, the receipt of the necessary shareholder and regulatory approvals for the Spin Out, risks associated with mineral exploration, fluctuations in commodity price, economic conditions and title matters. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

news release

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

June 1, 2011

Radius Arranges $3.0 Million Private Placement

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to announce that the Company has negotiated, subject to stock exchange approval, a non-brokered private placement of up to 5.0 million units at $0.60 per unit, for gross proceeds of up to $3.0 million.  Each unit will consist of one common share and one-half of a warrant, each whole warrant entitling the holder to purchase one additional common share at $0.75 exercisable for one year from closing.

The Company has agreed to allocate a portion of the financing to subscribers found by Axemen Resource Capital Ltd., an Exempt Market Dealer, and may agree to similar allocations to other exempt market or investment dealers. The Company will pay finder's fees equal to 5% of subscription amounts found, payable in cash or units, plus issue finder’s warrants in an amount equal to 5% of units purchased, with each such finder’s warrant to be exercisable into one common share of the Company at a price of $0.75 for one year from closing.

The net proceeds of the financing will be used for exploration of the Company’s properties in Central America, and for general working capital purposes.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has a number of 100% owned exploration plays, including the HB property in Guatemala and several properties in the Rackla Belt and Sixty Mile placer gold district in the Yukon.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 79.9-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

news release

June 6, 2011

Drilling has commenced at Radius’ Sixty Mile Project, Yukon Territory

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to report that drilling is underway at its Sixty Mile project in west-central Yukon, 75 kilometres west of Dawson City at the Canada/U.S. border.  Five thousand meters of drilling are planned to test the epithermal gold targets in the Sixty Mile river valley.

In its 2010 exploration program Radius made two bedrock gold discoveries - the Graben fault zone and the Thrust fault zone - while searching for the source of the extensive placer gold that has been produced from the stream and river beds of the Sixty Mile gold district.  Both target areas have the size potential to host significant gold deposits, and it is the aim of this year’s drilling to confirm the economic potential of these gold discoveries.

This first program will focus first on the Graben zone, an eight-kilometre-long belt of strongly altered Carmacks volcanic rocks associated with a northeast-trending half graben fault that juxtaposes altered volcanics against a much older belt of schistose rocks.  An epithermal-style gold system was discovered in the 1980’s in the altered andesites.  In 2010, Radius drilled two holes testing the volcanic rocks proximal to the fault zone.  Both holes returned highly anomalous gold values over +50-metre intervals with narrower intervals of potentially ore-grade material (see Radius news release dated November 16, 2010).

In 1988 previous workers drill tested the Per mineral occurrence which is located in the valley three kilometres to the southwest of Radius’s 2010 holes and hosted by similar andesites.  This short program returned a best interval of 10.5 m grading 8.7 g/t Au (Radius has not been able to verify this intersection because the drill hole collar has been lost).  Here the andesites were silicified, unlike the rocks in the lower grade intercepts obtained by Radius.

Therefore, Zonge International, Inc., a geophysical contractor based out of Tuson, Arizona, has started a Controlled Source Audio Frequency Magnetotelluric (CSAMT) and Induced Polarization (IP) survey, with the aim of identifying siliceous, possibly gold-bearing bodies hosted in the andesites.  A grid-based auger drill program is also underway, designed to collect bedrock samples beneath mined gravels and overburden for geochemical analysis and alteration studies to help focus the drilling.

A second rig will be mobilized to the property to drill test the second, thrust related gold discovery.

Background

The road accessible property, which consists of 899 Yukon quartz claims covering approximately 180 sq km and 30 Alaska State claims covering 14 sq km, straddles the Yukon/Alaska border.  Radius has a 100-per-cent interest in the property through staking and various option/earn-in agreements with several underlying property owners, extensively the placer miners in the region.

Qualified Person

Roger Hulstein, a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Qualified Person as defined by National Instrument 43-101, is responsible for the accuracy of the technical information in this news release, and for overseeing the design and execution of Radius’s Sixty Mile exploration program.

About Radius

Radius has been exploring for gold in Latin America for nearly a decade, and has assembled interests in a portfolio of promising gold projects throughout the region, including carried stakes in two small-scale developing gold projects in Guatemala and Nicaragua.  Radius also has a number of 100% owned exploration plays, including the HB property in Guatemala and several properties in the Rackla Belt and Sixty Mile placer gold district in the Yukon.

For further information on Radius and its properties, please call toll free 1-888-627-9378 or visit our new web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President & CEO

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 80.1-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.

FINANCIAL REVIEW

Fiscal Year Ended December 31, 2010

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Radius Gold Inc.

We have audited the accompanying financial statements of Radius Gold Inc., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations, deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Radius as at December 31, 2010 and the results of its operations and its cash flows for each of the years ended in the three-year period ended December 31, 2010 in accordance with Canadian Generally Accepted Accounting Principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements, which indicates that the Company incurred accumulated losses of $46,280,912 since inception and is expected to incur further losses in the development of its business.  These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt upon the Company’s ability to continue as a going concern.

(signed) “BDO Canada LLP”

Chartered Accountants

April 28, 2011

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009
(Expressed in Canadian Dollars)

	2010	2009
ASSETS

CURRENT
Cash and cash equivalents	$ 7,715,347	$ 499,266
Marketable securities (Note 4)	994,609	1,715,650
Advances and other receivables (Note 7)	303,610	111,706
Taxes receivable	95,504	9,945
Due from related parties (Note 7)	176,508	152,948
Prepaid expenses and deposits	145,148	52,829
	9,430,726	2,542,344

LONG-TERM DEPOSITS	23,881	23,881
PROPERTY & EQUIPMENT (Note 5)	226,469	183,220
MINERAL PROPERTIES (Note 6)	5,031,735	4,293,592

	$ 14,712,811	$ 7,043,037

LIABILITIES and SHAREHOLDERS’ EQUITY

CURRENT
Accounts payable and accrued liabilities (Note 7)	$ 547,978	$ 246,549

FUTURE INCOME TAX LIABILITY (Note 13)	122,000	122,000
	669,978	368,549

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)	53,657,762	42,587,194
CONTRIBUTED SURPLUS (Note 8)	5,966,627	4,332,232
DEFICIT	(46,280,912)	(41,157,211)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 11)	699,356	912,273
	14,042,833	6,674,488

	$ 14,712,811	$ 7,043,037

Nature of Operations and Ability to Continue as a Going Concern (Note 1)

Commitments (Notes 8 and 12)

Subsequent Event (Notes 6 and 16)

APPROVED BY THE DIRECTORS:

      “Simon Ridgway”                              , Director

      “Mario Szotlender:                      , Director

Simon Ridgway

Mario Szotlender

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008
(Expressed in Canadian Dollars)

	2010	2009	2008

EXPLORATION EXPENDITURES	$ 2,838,390	$ 639,438	$ 3,655,231

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	49,655	54,540	88,609
Consulting fees (Note 7)	30,000	40,652	69,346
Donations	2,000	-	772
Legal and audit fees	133,896	126,842	107,910
Management fees (Note 7)	60,000	60,000	60,000
Non-cash compensation charge (Note 8)	1,612,792	2,426	165,219
Office and miscellaneous	46,344	44,779	66,651
Public relations	97,979	43,822	83,020
Rent and utilities	25,105	32,923	39,703
Repair and maintenance	6,549	9,817	25,206
Salaries and wages	247,271	182,486	275,052
Telephone and communications	12,300	12,818	23,269
Transfer agent and regulatory fees	34,936	15,091	15,580
Travel and accommodation	82,043	45,300	103,601
	2,440,870	671,496	1,123,938
Loss before other items	(5,279,260)	(1,310,934)	(4,779,169)

OTHER INCOME (EXPENSES)
Foreign currency exchange gain (loss)	10,106	(46,477)	106,022
Gain on sale of properties (Note 6)	-	7,649	-
Gain (loss) on disposal of property and equipment	4,365	56,908	(31,520)
Gain (loss) on sale of marketable securities	1,213	16,045	(86,145)
Gain from mineral property option agreements	86,574	51,828	-
Investment income	34,275	49,405	179,789
Write-off of prepaid expenses and deposits	(3,208)	(3,039)	(18,352)
Write-off of accrued liabilities	52,500	-	-
Write-off of mineral properties costs	-	(224,110)	(149,947)
Loss before income taxes	(5,093,435)	(1,402,725)	(4,779,322)

Future income tax recovery (expense) (Note 13)	(30,266)	192,000	-

Net loss for the year	$ (5,123,701)	$ (1,210,725)	$ (4,779,322)

BASIC AND DILUTED LOSS PER SHARE	$(0.08)	$(0.02)	$(0.09)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	65,030,359	53,548,488	53,548,488

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF DEFICIT AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008
(Expressed in Canadian Dollars)

	2010	2009	2008

Deficit, beginning of the year
As previously reported	$ (41,157,211)	$ (39,946,486)	$ (25,045,176)
Prior period adjustment (Note 2)	-	-	(10,121,988)
As restated	(41,157,211)	(39,946,486)	(35,167,164)
Net loss for the year	(5,123,701)	(1,210,725)	(4,779,322)
Deficit, end of the year	$ (46,280,912)	$ (41,157,211)	$ (39,946,486)

Net Loss	$ (5,123,701)	$ (1,210,725)	$ 4,779,322)
Other comprehensive income, net of tax
Unrealized gain (loss) on available-for-sale marketable securities (Note 4)	(212,917)	956,004	(8,692)
COMPREHENSIVE LOSS	$ (5,336,618)	$ (254,721)	$ (4,788,014)

See Accompanying Notes

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008
(Expressed in Canadian Dollars)
	2010	2009	2008
OPERATING ACTIVITIES
Net loss for the year	$ (5,123,701)	$ (1,210,725)	$ (4,779,322)
Items not involving cash:
Amortization	49,655	54,540	88,609
Gain from mineral property option agreements	(86,574)	-	-
Gain on sale of properties	-	(7,649)	-
Loss (gain) from disposal of property and equipment	(4,365)	(56,908)	31,520
Unrealized foreign exchange	-	(61,078)	(8,494)
Settlement of severance payment	-	-	4,936
Write off of prepaid expenses and deposits	3,208	3,039	18,352
Write off of mineral properties costs	-	224,110	149,947
Write off of VAT receivable	-	36,329	-
Write off of accrued liabilities	(52,500)	-	-
Loss (gain) on disposal of investments	(1,213)	(16,045)	86,145
Future income tax expenses (recovery)	30,266	(192,000)	-
Non-cash compensation charge	1,612,792	2,426	165,219
	(3,572,432)	(1,223,961)	(4,243,088)
Changes in non-cash working capital items:
Advances and other receivables	(191,904)	(21,577)	(32,729)
Taxes receivable	(83,562)	454	17,520
Prepaid expenses	(95,527)	(3,400)	(12,237)
Due from related parties	(23,560)	221,281	(118,379)
Accounts payable and accrued liabilities	352,047	22,732	(44,354)
	(3,614,938)	(1,004,471)	(4,433,267)
INVESTING ACTIVITIES
Purchase of marketable securities and investments	-	-	(2,929,277)
Expenditures on mineral property acquisition costs	(717,544)	(245,372)	(123,528)
VAT recoverable	-	-	(19,067)
Gain from mineral property option agreements	120,574	-	-
Proceeds from sale of mineral properties	-	92,059	-
Proceeds from sale of assets	28,199	58,441	47,520
Proceeds from sale of marketable securities and investments	539,299	871,539	5,972,395
Purchase of property & equipment	(116,738)	(14,246)	(149,460)
	(146,210)	762,421	2,798,583
FINANCING ACTIVITIES
Proceeds on issuance of common shares, net	10,980,871	-	-
Foreign exchange on opening cash and cash equivalents	(3,642)	(31,673)	29,159
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE YEAR	7,216,081	(273,723)	(1,605,525)
Cash and cash equivalents, beginning of year	499,266	772,989	2,378,514
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7,715,347	$ 499,266	$ 772,989

Supplemental cash flow information - Note 6 and 9

See Accompanying Notes

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

1.

Nature of Operations and Ability to Continue as a Going Concern

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central America and Canada.  The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2010, the Company had not yet achieved profitable operations, has accumulated losses of $46,280,912 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.  If the going concern assumption was not used then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to these financial statements.

2.

Significant Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from those estimates.  The financial statements have, in management’s opinion, been properly prepared using careful judgement and within the framework of the significant accounting policies summarized below.

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A., Exploraciones Mineras de Guatemala S.A., and Recursos Del Golfo, companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.  All of which were dissolved during the year ended December 31, 2009;

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation – (cont’d)

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island;

vi)

Geometales Del Norte-Geonorte, a company incorporated under the laws of Mexico and

vii)

Minera Aymara S.A.C. (formerly called Radius Peru, S.A.C.), a company incorporated under the laws of Peru.

All significant inter-company transactions have been eliminated upon consolidation.

b)

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

c)

Marketable Securities

Marketable securities are recorded at fair market value as they are considered available-for-sale.

d)

Mineral Properties

During the fourth quarter of 2009, the Company changed its accounting policy for exploration costs by expensing the costs as incurred as it more accurately reflects the exploration industry.  The change was effective on January 1, 2009 and applied retroactively.  In the years ending December 31, 2008 and prior to, the Company capitalized the acquisition cost of mineral properties and deferred exploration and development expenditures directly related to specific mineral properties, net of recoveries received. Management believes that the revised treatment provides a more relevant and consistent depiction of the asset base of the Company prior to establishing the economic feasibility of its resource base. These changes have been applied retrospectively for all periods presented.

Consistent with prior periods, mineral property acquisition costs are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, based on the trading price of the shares on the date of the agreement to issue the shares.

Options are exercisable entirely at the discretion of the optionee and, amounts received from optionees in connection with option agreements are credited against the capitalized acquisition costs classified as mineral properties on the balance sheet and amounts received in excess are credited to gain from mineral property option agreements on the statement of operations.

Where the Company has entered into option agreements to acquire interests in mineral properties that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as mineral property costs when the payments are made or received and the share issuances are recorded as mineral property costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the issuance date.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

d)

Mineral Properties – (cont’d)

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

e)

Property, Equipment and Amortization

Property and equipment are recorded at cost.  Equipment is amortized over their estimated useful lives using the following methods:

Leasehold improvements

5 years straight-line

Trucks

4 – 8 years straight-line

Computer equipment

25% - 50% declining balance

Field equipment

30% declining balance

Furniture and equipment

20% declining balance

Geophysical equipment

20% declining balance

Website

30% declining balance

Additions to equipment are amortized at one-half rate during the year of acquisition.

f)

Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2010, 2009 and 2008, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 14,294,696 (2009: 4,270,000; 2008: 5,025,000) were not included in the computation of loss per share because their effect was anti-dilutive.

g)

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income taxes assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

h)

Flow-through Shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration and development expenditures. Upon renunciation to the shareholders, the Company reduces share capital and records a future income tax liability for the amount of tax deduction renounced to shareholders at the date of filing with the tax authority.

i)

Foreign Currency Translation

These consolidated financial statements are measured and expressed in Canadian dollars.  Integrated foreign operations are translated using the temporal method, whereby monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred.  Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

j)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 8, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option valuation models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate.

k)

Asset Retirement Obligation

The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period it is incurred with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

At December 31, 2010 and 2009, the fair value of the mineral properties site restoration costs is not significant.

l)

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies – (cont’d)

m)

Financial Instruments

The Company has made the following designations of its financial instruments: cash and cash equivalents as held-for-trading; marketable securities as available-for-sale; advances and other receivables and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities.

The classification of fair value measurements is based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The level within which the fair value measurement is categorized is based upon the lowest level of input that is significant to the measurement. The Company categorizes all of its financial instruments which are measured at fair value as Level 1. Level inputs are as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – significant observable inputs other than quoted prices included in Level 1

Level 3 – significant unobservable inputs

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale securities, all net of income taxes.  Cumulative changes in other comprehensive loss will be included in accumulated other comprehensive loss which will be presented as a separate category in shareholders’ equity.

n)

Financial Instruments Value-added Taxes Recoverable

The Company incurred value-added taxes (“VAT”) in Mexico during the years ended December 31, 2010 and 2009 which relates to mineral property expenditures and other expenses.  Due to the uncertainty surrounding the collection, the Company has included the VAT in exploration expenditures.

3.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 in the financial statements for the year ended December 31, 2011. The eventual changeover to IFRS represents changes due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company's reported financial position and results of operations.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

3.

Future Accounting Changes – (cont’d)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

4.

Marketable Securities and Portfolio Investments

Marketable securities are recorded at fair market value as they are classified as available-for-sale financial instruments.  As of December 31, 2010, marketable securities consisted of 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), 7,813 common shares of Fortuna Silver Mines Inc. (“Fortuna”), and 600,000 common shares in Wesgold Minerals Inc. (“Wesgold”), all public companies with common directors or officers, and 600,000 common shares in Solomon Resources Limited (“Solomon”).

As of December 31, 2010, all the Company’s portfolio investments has been disposed of. As at December 31, 2009 portfolio of marketable securities consists of short term notes with a yield range of .21% - 0.95%, Canadian provincial government bonds with a yield of 3.55%, corporate bonds with a yield range of 0.61% - 7.86%, pool fund bonds with a yield range of 3.97% - 4.76%, and preferred equities with a yield range of 4.43% - 7.27%.

As at December 31, 2010, the carrying amount for the marketable securities was $994,609 (2009: $1,715,650).  An unrealized loss of $212,917 was recorded in other comprehensive income (2009: gain of $956,004; 2008: loss of $8,692).

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

5.

Property and Equipment

	2010
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 21,328	$ 17,246	$ 4,082
Trucks	259,918	187,968	71,950
Computer equipment	191,418	136,714	54,704
Furniture and equipment	43,452	16,908	26,544
Geophysical equipment	91,494	31,174	60,320
Field equipment	2,480	372	2,108
Website	14,233	7,472	6,761
	$ 624,323	$ 397,854	$ 226,469

	2009
		Accumulated
	Cost	Amortization	Net
Leasehold improvements	$ 17,730	$ 16,044	$ 1,686
Trucks	299,597	209,055	90,542
Computer equipment	173,178	117,200	55,978
Furniture and equipment	31,558	12,330	19,228
Geophysical equipment	36,178	23,008	13,170
Website	8,433	5,817	2,616
	$ 566,674	$ 383,454	$ 183,220

Amortization for property and equipment for the year ended December 31, 2010 was $49,655 (2009: $54,540; 2008: $88,609).

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties

	Guatemala	Nicaragua	Peru	Canada	Total
Balance, December 31, 2008	$ 4,142,864	$ 82,482	$ 210,566	$ -	$ 4,435,912
Cash	-	-	62,059	183,313	245,372
Acquisition costs recovered	-	-	(62,059)	(101,523)	(163,582)
Write-off acquisition costs	-	-	(210,566)	(13,544)	(224,110)
Balance, December 31, 2009	4,142,864	82,482	-	68,246	4,293,592
Shares	-	-	-	111,300	111,300
Cash	-	-	-	717,544	717,544
Acquisition costs recovered	-	-	-	(90,701)	(90,701)
Balance, December 31, 2010	$ 4,142,864	$ 82,482	$ -	$ 806,389	$ 5,031,735

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

A)

Canada

i)

Ten Mile Creek Property - Yukon Territory

The Ten Mile Creek Property, Yukon is comprised of 323 claims, of which 269 claims were acquired by the Company in April 2009 by staking, and 54 claims (the “Optioned Claims”) were optioned to the Company in June 2009.  The Company has the option to earn a 100% interest in the Optioned Claims in consideration of conducting an initial sampling program of $70,000 (completed) and cash and share payments to the property owner according to the following schedule:

a)

$25,000 on signing of the agreement (paid);

b)

$50,000 on or before May 31, 2010 (paid);

c)

$75,000 on or before May 31, 2011;

d)

$75,000 on or before May 31, 2012;

e)

$75,000 on or before May 31, 2013; and

f)

either $100,000 or issue 400,000 shares, on or before May 31, 2013, the method of such payment at the discretion of the property owner.

Commencing on May 31, 2014 and on May 31 each year thereafter, the Company must pay $10,000 to the property owner until such time as commercial production of the Property is achieved, at which time the $10,000 payment shall cease and the property owner shall be entitled to a 1.0% NSR royalty.  As well, an underlying 1.5% NSR royalty is payable to Teck Resources Limited.  The Company has the right at any time to reduce the property owner’s NSR to 0.5% by paying $500,000, or to 0.25% by paying $1.0 million.

In September 2009, the Company optioned its interests in the Ten Mile Creek Property to Solomon Resources Limited (“Solomon”).  Solomon can earn a 51% interest in the Property by spending $2.5 million on exploration and making staged cash and share payments to the Company of $500,000 cash and 1 million shares of Solomon over three years according to the following schedule:

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

A)

Canada – (cont’d)

i)

Ten Mile Creek Property - Yukon Territory – (cont’d)

a)

500,000 shares upon TSX Venture Exchange (“TSX-V”) approval of the transaction (received);

b)

$100,000 cash and 100,000 common shares by May 21, 2010 (received), and spending $350,000 during the 2010 exploration season (expended);

c)

$150,000 cash and 150,000 common shares by May 21, 2011, and spending $650,000 during the 2011 exploration season; and

d)

$250,000 cash and 250,000 common shares by May 21, 2012, and spending $1,500,000 during the 2012 exploration season.

Upon completion of the earn-in, a 51/49 joint venture will be formed between Solomon and the Company.

ii)

Gold Run Property - Yukon Territory

In June 2009, the Company was granted the option to earn a 100% interest in the Gold Run Property, Yukon which consists of 26 claims, in consideration of conducting an initial sampling program of $50,000 (completed) and cash and share payments to the property owner over a period of four years, of which the Company paid $10,000 on signing of the agreement.

During the year ended December 31, 2009, management of the Company decided to terminate its option on the property and wrote-off $13,544 in acquisition costs.

iii)

Sixty Mile Area -Yukon Territory & Alaska

The Sixty Mile Property straddles the Yukon/Alaska border and consists of 945 claims as at December 31, 2010.  670 claims were acquired by the Company by staking or purchase from third parties, of which 640 claims are located in the Yukon and 30 claims in Alaska.

In 2009 and 2010, the Company entered into agreements with various landowners whereby it has the option to acquire a 100% interest in 275 of the Yukon claims in consideration of cash payments totaling $837,300 and the issuance of a total of $688,000 worth of shares of the Company, over a four-year period.  Up to December 31, 2010, the Company has made option payments totaling $253,600 cash and issued 197,509 shares with a fair value of $91,800, and the Company completed its earn-in to acquire 18 of the optioned claims.

After completing the cash payments and share issuances pursuant to the option agreements, the Company must pay annual advance royalty payments totaling $204,000 to the property owners until such time as commercial production on the applicable property is achieved, at which time the property owner(s), as applicable, shall be entitled to NSR royalties ranging from 2.5% to 3.0%.

iv)

Snowcap Property -Yukon Territory

In 2009, the Company staked 198 claims in the Whitehorse Mining District, Yukon known as the Snowcap Property. By an agreement dated November 8, 2009, as amended, the Company granted to Wesgold Minerals Inc. (“Wesgold”) the option to acquire 60% interest in the Property in consideration of issuing to the Company an aggregate of 1,000,000 Wesgold common shares and incurring exploration expenditures of $1,000,000, over a four-year period according to the following schedule:

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

A)

Canada – (cont’d)

iv)

Snowcap Property – Yukon Territory – (cont’d)

a)

200,000 shares upon signing (received);

b)

$100,000 in exploration expenditures by December 31, 2009 (expended);

c)

200,000 shares upon public listing of Wesgold (received);

d)

200,000 shares and $200,000 in exploration expenditures by December 31, 2010 (shares received and expenditures incurred);

e)

200,000 shares and $300,000 in exploration expenditures by October 30, 2011; and

f)

200,000 shares and $400,000 in exploration expenditures by October 30, 2012.

The Company and Wesgold have common directors and officers.  The Company and Wesgold are related parties and the transaction has been accounted for at its carrying amount.

v)

Rivier Property - Yukon Territory

During the year ended December 31, 2010, the Company acquired interests in a total of 116 claims in the Watson Lake Mining District, Yukon known as the Rivier Property.  The Company acquired 16 claims by staking, and was granted an option to earn a 100% interest in 100 claims. In order to exercise the option, the Company must pay to the property owner a total of $175,000 cash and issue a total of 200,000 shares over four years according to the following schedule:

a)

$25,000 cash and 25,000 common shares upon signing (cash paid and shares issued);

b)

$10,000 cash and 25,000 common shares on or before July 18, 2011;

c)

$20,000 cash and 50,000 common shares on or before July 18, 2012;

d)

$40,000 cash and 50,000 common shares on or before July 18, 2013; and

e)

$80,000 cash and 50,000 common shares on or before July 18, 2014.

Subsequent to the year end, the Company optioned its interests in the Rivier Property to Emerick Resources Corp. (“Emerick”).  Emerick can earn a 60% interest in the Property by spending $1 million on exploration and making staged share payments to the Company totaling 1 million shares over three years according to the following schedule:

a)

100,000 shares upon TSX-V approval;

b)

200,000 shares and $250,000 in exploration expenditures by December 31, 2011;

c)

200,000 shares and $500,000 in exploration expenditures by December 31, 2012; and

d)

500,000 shares and $250,000 in exploration expenditures by December 31, 2012.

The Company and Emerick have common directors and officers.

vi)

Regional Exploration

During the year ended December 31, 2010, the Company acquired by staking:

a)

550 claims by staking in the Mayo Mining District, Yukon known as the Scarlet Property;

b)

462 claims by staking in the Dawson Mining District, Yukon known as the Newt Property; and

c)

94 claims by staking in the Dawson Mining District, Yukon known as the Face Property.

During the year ended December 31, 2009, the Company staked 83 mineral claims east of Prince George, British Columbia. The mineral claims were then sold for net proceeds of $7,649.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

B)

Guatemala

i)

Tambor

The Tambor Project consists of six 100% owned concessions located in south-central Guatemala covering a total of 6,117 hectares, as follows:

a)

La Laguna Derivada – exploitation licence applied for October 2009.

b)

Carlos Antonio Derivada – exploitation licence applied for November 2009; ownership subject to a 2.5% net smelter returns royalty.

c)

Santa Margarita Derivada – exploitation licence applied for January 2009; ownership subject to a 2.5% net smelter returns royalty.

d)

Progreso VII Derivada – exploitation licence applied for October 2008; ownership subject to a 4.0% net smelter returns royalty, of which one-half may be purchased by the Company for US$2.0 million.

e)

Marga – exploration licence applied for September 2008.

f)

Las Navajas – exploration licence applied for November 2008.

In June 2008, the Company signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) whereby KCA can earn a 51% interest in the Tambor Project by incurring exploration expenditures on the property totaling US$6,500,000 over 4 years, or by putting the property into commercial production within 4 years.  If KCA earns its 51% interest, a joint venture will be formed between KCA and the Company.  Once commercial production has been achieved, KCA will receive preferential payback of 75% (the Company 25%) of after-tax cash flow from initial production until KCA receives an amount equal to its investment, less US$2,000,000.  At that point, the Company will receive 75% of the after-tax cash flow (KCA 25%) until the Company receives the amount of preferential cash flow received by KCA, after which revenues will be split 51% KCA / 49% the Company.  A schedule of minimum annual required expenditures by KCA is as follows, with KCA having a commitment to expend US$1,000,000 in the first year:

a)

US$1,000,000 by June 2, 2009 (expended);

b)

US$1,500,000 by June 2, 2010 (expended);

c)

US$1,500,000 by June 2, 2011; and

d)

US$2,500,000 by June 2, 2012.

ii)

Banderas

The Company holds a 100% interest in the Banderas Project which, as at December 31, 2010, consisted of nineteen exploration concessions (one granted and eighteen applications for title pending) covering a total of 175,676 hectares.  Subsequent to December 31, 2010, one additional exploration concession covering 6,154 hectares was applied for.

iii)

Geothermal Permits

In 2010, the Company applied for eight geothermal temporary use permits in Guatemala.  The total area under application is 216,000 hectares.

In November 2010, the Company entered into a letter of intent with Molten Power Corp. (“Molten”) to grant Molten an option to earn 100% interest in the geothermal concessions.  As of December 31, 2010 due diligence is still being conducted and the terms of the option agreement have not been finalized.

iv)

Regional Exploration

During 2008, 2009 and 2010, the Company conducted property investigation work on other properties.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

C)

Nicaragua

i)

Natividad (El Pavon)

The Company owns a 100% interest in the Natividad Project which consists of one granted exploration concession covering 1,301 hectares.

ii)

Trebol

The Company owns a 100% interest in the Trebol Project which consists of three granted exploration concessions covering a total of 57,698 hectares.

iii)

San Pedro

In 2008, the Company had relinquished the concession comprising the San Pedro Project, and in 2009, applied for two new exploration concessions covering a total of 26,132 hectares in the same area.  The concessions were granted in 2010.

Option to B2Gold Corp

In June 2009, the Company granted to B2Gold Corp. (“B2Gold”) an option to acquire an interest in the Company’s mineral property portfolio in Nicaragua.   The agreement with B2Gold consists of three parts:

1.

Natividad, Trebol, and San Pedro Properties (the “Properties”)

B2Gold has the right to acquire a 60% interest in the Properties by expending a total of US$4 million on exploration at any one or more of the Properties within 4 years from the date of the agreement.  When B2Gold has spent the US$4,000,000, it will own a 60% interest in all of the Properties and a joint venture will be formed in under which each party will contribute its prorated share of the exploration costs.

2.

Production from the Pavon Resource Property

In 2005 Meridian Gold completed a 2 stage exploration drill program at the Pavon vein system within the Natividad Project (the “Pavon Resource Property”).  B2Gold has the right to review the conceptual gold resource outlined by Meridian Gold.  If B2Gold feels that there is potential to mine any or all of the resource, it may put the property into production within 3 years.  After production is achieved, 100% ownership of the Pavon Resource Property will be transferred to B2Gold and the Company will receive 40% of the net cash flow generated from the operation.

3.

The Regional Exploration Projects

The Company has assembled an extensive data base of regional geological, geochemical and geophysical data covering much of Nicaragua and has agreed to provide this data to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identifies a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, the Company will apply for a concession over the area and that area will then be designated a “project area”.

Following the granting of a concession, B2Gold will have the option to earn a 70% interest in any such designated project area by expending US$2 million on exploration of it within 3 years from the date of the granting of the concession.  Once B2Gold has spent US$2 million exploring the designated project, it will be vested with a 70% interest in the project and a joint venture between the Company and B2Gold will be formed.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

D)

Mexico

i)

Tlacolula Property

The Company owns a 100% interest in the Tlacolula Property which consists of one granted exploration concession covering 12,642 hectares.

In September 2009, the Company granted to Fortuna the option to earn a 60% interest in the Tlacolula Property by spending US$2 million on exploration of the Property, which includes a commitment to drill 1,500 meters within 3 years, and making staged annual payments of US$250,000 cash and US$250,000 in common stock according to the following schedule:

a)

US$20,000 cash and $20,000 cash equivalent in shares upon regulatory approval (received);

b)

US$30,000 cash and $30,000 cash equivalent in shares by the first year anniversary (received subsequent to December 31, 2010);

c)

US$50,000 cash and $50,000 cash equivalent in shares by the second year anniversary;

d)

US$50,000 cash and $50,000 cash equivalent in shares by the third year anniversary; and

e)

US$100,000 cash and $100,000 cash equivalent in shares by the fourth year anniversary.

The Company and Fortuna have two common directors. The Company and Fortuna are related parties and the transaction has been accounted for at its carrying amount.

ii)

Regional Exploration and Other Properties

During 2008, the Company conducted exploration work on various other concessions in Mexico, all of which had been relinquished as at December 31, 2008 as management was not planning any further work thereon.

E)

Peru

i)

Rubi Property

In August 2007, the Company was granted an option to acquire a 100% interest in the Rubi Property, Peru.  After conducting some exploration work on the property, the Company entered into an agreement in October 2008 with International Minerals Corporation (“IMC”) to continue exploration on the property as joint venture partners in a newly formed Peruvian company (“JVCO”).  The original August 2007 option agreement held by the Company was replaced by an October 2008 option agreement whereby JVCO could earn a 100% interest in the Rubi Property by making a series of payments and exploration expenditures over four years.

Under its agreement with the Company, IMC had the right to earn its 60% interest in JVCO by paying the initial signing fee to the property owner of US$75,000 (paid) and by funding the first year’s exploration expenditures on the Rubi Property, for a total of US$475,000.  The remaining cash payments and exploration expenditures were to be funded by JVCO (60% IMC, 40% the Company).

During the year ended December 31, 2009, the Company and IMC terminated their option on the Rubi Property and the Company wrote off $210,566 in acquisition costs towards this property.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

6.

Mineral Properties – (cont’d)

E)

Peru – (cont’d)

ii)

Nueva California

In March 2009, the Company was granted an option to acquire 100% interest in the Nueva California gold property located in north-central Peru in consideration of incurring US$3 million in exploration and make a series of payments to the property owner (a private Peruvian company) totaling US$3 million, over a period of 4 years, of which US$50,000 was paid on signing.

In March 2009, the Company assigned the option to Focus Ventures Ltd. (“Focus”) whereby Focus assumes all of the Company’s obligations under the Option agreement. As consideration the Company received 1,000,000 common shares of Focus, US$50,000 cash and a 1.5% net smelter return royalty on the Property. Subsequent to the year end, Focus terminated the Option Agreement.

The Company and Focus have common directors and officers.

iii)

Artemisas Property

In November 2007, the Company was granted an option to acquire a 70% interest in the Artemisas Property, Peru.  After conducting exploration work on the Property in 2008, management of the Company decided no further work was warranted, and the Company relinquished the option.

iv)

Charpal Property

In January 2008, the Company was granted an option to acquire a 100% interest in the Charpal Property, Peru.  After conducting exploration work on the Property, management of the Company decided no further work was warranted, and the Company relinquished the option prior to December 31, 2008.  During the year ended December 31, 2008, the Company wrote-off $36,817 in acquisition costs.

v)

Apurimac Property

In 2008, the Company acquired a 100% interest in the Apurimac Property, Peru.  After conducting exploration work on the Property, management of the Company decided no further work was warranted, and the Company relinquished the property prior to year end.

vi)

Regional exploration

During 2008 and 2009, the Company conducted property investigation work on other properties.

F)

Ecuador

In November 2006, the Company was granted the option to acquire a 70% interest in the Cerro Colorado Property which consists of two concessions located in Southern Ecuador. In order to earn the interest the Company was required to make cash payments totalling US$1,000,000, of which US$100,000 was paid, and incur exploration expenditures of US$3,000,000 within three years.

During the year ended December 31, 2008, the Company wrote off $113,130 in acquisition costs.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

7.

Related Party Transactions

In addition to related party transactions disclosed elsewhere in the consolidated financial statements, the Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	2010	2009	2008
Expenses:
Management fees	$ 60,000	$ 60,000	$ 60,000
Consulting	30,000	31,031	38,372
Mineral property costs:
Geological consulting fees	3,170	13,750	199,200
	$ 93,170	$ 104,781	$ 297,572

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $26,384 (2009: $12,836) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $176,508 (2009: $152,948) are amounts due from companies which have a common director with the Company and arose from shared administrative costs.

Accounts payable and accrued liabilities include $19,356 (2009: $17,363) payable to an officer of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

8.

Share Capital

a)

Authorized:  Unlimited common shares without par value

b)

Issued:

	Number of		Contributed
	Shares	Amount	Surplus

Balance, December 31, 2008	53,548,488	$ 42,587,194	$ 4,329,806
Non-cash compensation charge	-	-	2,426
Balance, December 31, 2009	53,548,488	42,587,194	4,332,232
Shares issued for private placements	24,406,143	10,842,764	-
Shares issued for finders’ fees	953,549	415,404	-
Shares issued for property acquisition	222,509	111,300	-
Share issuance costs	-	(692,175)	159,128
Exercise of stock options	460,000	187,100	-
Exercise of warrants	136,850	68,650	-
Transfer of contributed surplus on exercise of options	-	137,282	(137,282)
Transfer of contributed surplus on exercise of warrants	-	243	(243)
Non-cash compensation charge	-	-	1,612,792
Balance, December 31, 2010	79,727,539	$ 53,657,762	$ 5,966,627

As part of option payments relating to portions of the Sixty Mile Property, the Company issued 50,633 shares on March 16, 2010, 79,309 shares on August 26, 2010 and 67,567 shares on September 10, 2010.  The Company issued 25,000 shares on September 8, 2010 as part of the option payments due on the Rivier Project.

On May 27, 2010, the Company closed a private placement of 5,606,143 flow-through common shares at $0.45 per share for gross proceeds of $2,522,764. The Company issued 233,361 common shares and 233,361 share purchase warrants as finders’ fees in connection with the financing.  All warrants issued entitle the holder to purchase an additional common share exercisable for one year at a price of $0.50.  The fair value of the warrants issued for finders’ fees was $18,694 and was recorded as share issuance costs and an offset to contributed surplus.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.60%, dividend yield of 0%, volatility of 87% and expected life of one year.

On June 17, 2010, the Company closed a private placement of 13,000,000 units at $0.35 per unit for gross proceeds of $4,550,000.  The proceeds on the sale of units are all allocated to share capital and none to warrants. The Company paid $15,857 cash, 525,766 units and 571,071 warrants as finders’ fees in connection with the financing.  Each private placement unit consists of one common share and one-half of a share purchase warrant.  The warrants issued as part of the private placement unit entitle the holder to purchase an additional common share exercisable for two years at a price of $0.50.  The 571,071 warrants issued as finders’ fees entitle the holder to purchase an additional common share exercisable for one year at a price of $0.55.  The fair value of the 571,071 finders’ fee warrants was $30,919 and was recorded as share issuance costs and an offset to contributed surplus.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.76%, dividend yield of 0%, volatility of 84% and expected life of one year.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

8.

Share Capital – (cont’d)

b)

Issued: – (cont’d)

On December 3, 2010, the Company closed a private placement of 5,800,000 flow-through common shares at $0.65 per share for gross proceeds of $3,770,000. The Company issued 194,422 common shares and 259,230 share purchase warrants and paid $42,125 cash as finders’ fees in connection with the financing.  All warrants issued entitle the holder to purchase an additional common share exercisable for one and a half years at a price of $0.70.  The fair value of the warrants issued for finders’ fees was $109,515 and was recorded as share issuance costs and an offset to contributed surplus.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.62%, dividend yield of 0%, volatility of 87% and expected life of one and a half years.

During the year ended December 31, 2010, 460,000 stock options were exercised for gross proceeds of $187,100.  The Company reallocated the fair value of these options previously recorded in the amount of $137,282 from contributed surplus to capital stock.

During the year ended December 31, 2010, 136,850 share purchase warrants were exercised for gross proceeds of $68,650. The Company reallocated the fair value of these share purchase warrants previously recorded in the amount of $243 from contributed surplus to capital stock.

c)

Stock Options:

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  Options vest ranging from a four month period to one year from the date of grant. Options granted to investor relations vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2010		2009		2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	4,270,000	$0.57	5,025,000	$0.58	5,150,000	$0.63
Granted	3,605,000	$0.48	-	-	745,000	$0.26
Forfeited / Expired	-	-	(755,000)	$0.62	(870,000)	$0.65
Cancelled	(810,000)	$0.70	-	-	-	-
Exercised	(460,000)	$0.41	-	-	-	-
Outstanding, end of year	6,605,000	$0.52	4,270,000	$0.57	5,025,000	$0.58
Exercisable, end of year	6,373,750		4,270,000		5,010,000

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

8.

Share Capital – (cont’d)

c)

Stock Options: – (cont’d)

At December 31, 2010, there were 6,605,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price	Expiry Date	Average Remaining Contractual Life in Years
1,110,000	$0.70	February 21, 2011	0.14
595,000	$0.52	April 16, 2012	1.29
850,000	$0.56	September 5, 2012	1.68
615,000	$0.26	May 5, 2013	2.35
1,640,000	$0.29	January 7, 2020	9.02
100,000	$0.36	May 25, 2020	9.41
1,620,000	$0.69	September 23, 2020	9.74
75,000	$0.69	November 17, 2020	9.89
6,605,000			5.46

On January 8, 2010, the Company cancelled 810,000 stock options with exercise prices ranging from $0.62-$0.70 per share and expiring in February 2011 and April 2012.

On January 8, 2010, the Company granted 1,810,000 stock options to directors, officers, employees and consultants at an exercise price of $0.29 per share and expiring on January 7, 2020.  1,760,000 of the options vested immediately and 50,000 options will become vested after one year. The Company calculated the fair value of the options to be $0.31 per share and recognized the associated non-cash compensation expense of $557,443 in connection with the options that have vested with the offsetting amount credited to contributed surplus.

On May 26, 2010, the Company granted 100,000 stock options to an employee at an exercise price of $0.36 per share and expiring on May 25, 2020.  The options are subject to a vesting schedule over a one year period. The Company calculated the fair value of the options to be $0.31 per share and recognized the associated non-cash compensation expense of $26,371 in connection with the options that have vested with the offsetting amount credited to contributed surplus.

On September 24, 2010, the Company granted 1,620,000 stock options to directors, officers and employees at an exercise price of $0.69 per share and expiring on September 23, 2020.  1,445,000 of the options vested immediately and 175,000 options will become vested over a one year period. The Company calculated the fair value of the options to be $0.64 per share and recognized the associated non-cash compensation expense of $993,163 in connection with the options that have vested with the offsetting amount credited to contributed surplus.

On November 18, 2010, the Company granted 75,000 stock options to an employee at an exercise price of $0.69 per share and expiring on November 17, 2020.  The options are vested immediately. The Company calculated the fair value of the options to be $0.50 per share and recognized the associated non-cash compensation expense of $37,815 with the offsetting amount credited to contributed surplus.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

8.

Share Capital – (cont’d)

c)

Stock Options: – (cont’d)

On May 6, 2008, the Company granted 745,000 stock options to directors, officers, employees and consultants at an exercise price of $0.26 per share and expiring on May 5, 2013.  615,000 of the options vested immediately, 80,000 options vested over a period of one year and 50,000 options were cancelled prior to becoming vested. The Company calculated the fair value of the options to be $0.16 per share and recognized the associated non-cash compensation expense of $112,405 with the offsetting amount credited to contributed surplus.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Stock-based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. The non-cash compensation charge for the year ending December 31, 2010 of $1,612,792 (2009: $2,426; 2008: $165,219) is associated with the granting of options to consultants and employees.

The weighted fair value of the share purchase options granted during the year ended December 31, 2010 of $0.46 (2009: $Nil; 2008: $0.22) per option is estimated on the grant date using the Black Scholes option valuation model.  Volatility is based on the Company’s historical prices.  The assumptions used in calculating fair value for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Expected dividend yield	0%	-	0%
Expected volatility based on historical share price	89% - 90%	-	74%
Risk-free interest rate	2.86% - 3.59%	-	3.13%
Expected term in years	10 years	-	5 years

As of December 31, 2010 there was approximately $63,539 (2009: $Nil; 2008: $2,426) of total unrecognized compensation cost related to unvested share-based compensation awards.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

8.

Share Capital – (cont’d)

d)

Share Purchase Warrants:

Share purchase warrant transactions and the number of share purchase warrants outstanding are summarized as follows:

	2010		2009		2008
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	-	$ -	-	$ -	-	$ -
Issued	7,826,546	$ 0.51	-	-	-	-
Exercised	(136,850)	$ 0.50	-	-	-	-
Outstanding, end of year	7,689,696	$ 0.51	-	$ -	-	$ -

As at December 31, 2010, the following share purchase warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price
May 26, 2011	233,361	$0.50
June 16, 2011	566,571	$0.55
June 2, 2012	259,230	$0.70
June 16, 2012	6,630,534	$0.50
	7,689,696

9.

Supplemental Cash Flow Information

	2010	2009	2008
Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -
Cash and cash equivalents is comprised of:
Cash	$ 7,715,347	$ 499,266	$ 772,989

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended December 31, 2010, the Company incurred the following non-cash transactions:

i)

Issued 50,633 common shares at $0.395 per share for a value of $20,000, 79,309 common shares at $0.59 per share for a value of $46,800, and 67,567 common shares at $0.37 per share for a value of $25,000 as part of the Sixty Mile Property option agreements;

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

9.

Supplemental Cash Flow Information – (cont’d)

Non-cash Transactions – (cont’d)

ii)

Issued 25,000 common shares at $0.78 per share for a value of $19,500 as part of the Rivier Property option agreement;

iii)

Received 7,813 common shares of Fortuna at $2.63 per share for a value of $20,574 as an option payment relating to the Company’s Tlacolula Property, Mexico;

iv)

Received 100,000 common shares of Solomon at $0.16 per share for a value of $16,000 as an option payment relating to the Company’s Ten Mile Creek Property, Yukon Territory;

v)

Issued 233,361 common shares at $0.45 for a value of $105,013 in lieu of cash for private placement finders’ fees;

vi)

Issued 525,766 units, consisting of 525,766 common shares and 262,883 share purchase warrants at $0.35 per unit for a value of $184,018 in lieu of cash for private placement finders’ fees;

vii)

Issued 1,063,662 share purchase warrants with a value of $159,128 as part of private placement finders’ fees;

viii)

Received 200,000 common shares of Wesgold at $0.40 per share for a value of $80,000 as an option payment relating to the Company’s Snowcap Property, Yukon Territory; and

ix)

Received 200,000 common shares of Wesgold at $0.50 per share for a value of $100,000 as an option payment relating to the Company’s Snowcap Property, Yukon Territory.

During the year ending December 31, 2009 and 2008, the Company incurred the following non-cash transactions:

i)

Included in accounts payable was $Nil (2008: $52,430) in exploration costs which was included in deferred exploration costs.

10.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, Mexico and Alaska.

Details of identifiable assets by geographic segments are as follows:

	2010	2009
Total Assets
Canada	$ 9,555,050	$ 1,482,484
Caymans	597,101	1,071,703
Guatemala	4,345,165	4,241,029
Nicaragua	185,166	223,320
Mexico	19,048	8,057
Peru	9,780	14,869
Other	1,501	1,575
	$ 14,712,811	$ 7,043,037

.../cont’d

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

10.

Segmented Information – (cont’d)

	2010	2009
Property and equipment
Canada	$ 129,587	$ 63,384
Guatemala	20,964	24,687
Nicaragua	72,382	89,128
Peru	3,536	6,021
	$ 226,469	$ 183,220

Mineral properties
Canada	$ 806,389	$ 68,246
Guatemala	4,142,864	4,142,864
Nicaragua	82,482	82,482
	$ 5,031,735	$ 4,293,592

	2010	2009	2008
Exploration expenditures
Canada	$ 2,016,987	$ 115,968	$ 41,822
Guatemala	753,900	125,298	147,780
Peru	-	51,493	467,878
Mexico	11,511	75,640	594,281
Nicaragua	55,992	271,039	2,403,470
	$ 2,838,390	$ 639,438	$ 3,655,231

11.

Accumulated Other Comprehensive Income

Balance at December 31, 2008	$ (43,731)
Unrealized gain on available for sale marketable securities	956,004
Balance at December 31, 2009	912,273
Unrealized loss on available for sale marketable securities	(212,917)
Balance at December 31, 2010	$ 699,356

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

12.

Commitment

The Company has entered into operating lease agreements for its office premises.  The Company also sub leases rental space to other companies on a month to month basis which are netted against rental expense; however, there are no commitments from these companies and thus the amounts presented below is the gross commitments.  The annual lease commitment under the leases are as follows:

2011	$ 210,389
2012	104,514
2013	106,175
2014	107,006
2015	109,498
2016	36,914
$ 674,496

13.

Income Taxes

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate of 28.50% (2009: 30.00% 2008: 31.00%) to the income for the year and is reconciled as follows:

	2010	2009	2008
Benefit at Canadian statutory rate	$ (1,452,000)	$ (421,000)	$ (1,481,000)
Foreign income taxed at other than CDN statutory rate	98,000	53,000	894,000
Permanent differences	138,000	122,000	139,000
Non deductible stock based compensation	460,000	1,000	61,000
Effect of a reduction in statutory rate	91,000	6,000	(188,000)
Share issuance costs	(128,000)	-	(5,000)
Expiry of loss carryforward	503,000	751,000	271,000
Other	82,266	-	-
Increase/(decrease) in valuation allowance	238,000	(704,000)	309,000
	$ 30,266	$ (192,000)	$ -

The tax effects on the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2010	2009
Net operating and capital losses	$ 1,113,000	$ 1,588,000
Property and equipment	65,000	56,000
Undeducted Financing Costs	103,000	-
Resource related costs – Canada	579,000	112,000
Resource related costs – Foreign	(122,000)	(122,000)
Investments	3,000	(131,000)
	1,741,000	1,503,000
Less: Valuation allowance	(1,863,000)	(1,625,000)
	$ (122,000)	$ (122,000)

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

13.

Income Taxes – (cont’d)

At December 31, 2010, the Company had estimated net operating losses carried forward of approximately $3,865,000 (2009: $4,960,000) (expiring in various amounts over the period from 2014 to 2030) available to reduce future taxable income.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on valuation allowance is reflected in current income.

The Company operates in foreign jurisdictions and is subject to audit by taxing authorities.  These audits may result in the assessment of amounts different than the amounts recorded in the consolidated financial statements.  The Company liaises with the relevant authorities in these jurisdictions in regard to its income tax and other returns.  Management believes the Company has adequately provided for any taxes, penalties and interest that may fall due.

Flow-through Shares

Flow-through common shares require the Company to spend an amount equivalent to the proceeds of the issued flow-through common shares on Canadian qualifying exploration expenditures. The Company may be required to indemnify the holders of such shares for any tax and other costs payable by them in the event the Company has not made the required exploration expenditures.

During the year ended December 31, 2010, the Company received $6,292,764 from the issue of flow-through shares.  These amounts will not be available to the Company for future deduction from taxable income.  Effective December 31, 2010, the Company renounced $4,348,771 to the subscribers under the look-back rule and is required to incur the expenditures during the year ended December 31, 2011.

14.

Financial Instruments and Risk Management

As at December 31, 2010, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.  The Company has chosen to expense transaction costs relating to financial assets and liabilities that have been designated as other than held for trading.

The following table provides an analysis of financial instruments grouped into levels 1, 2, or 3 based on the degree to which the fair value is observable as at December 31, 2010:

	Carrying Amount	Fair Value	Discount Rate
Level 1:
Cash and cash equivalents	$ 7,715,347	$ 7,715,347	N/A
Marketable Securities	994,609	994,609	N/A

The Company did not have any financial instruments in Level 2 and 3.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

14.

Financial Instruments and Risk Management – (cont’d)

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2010, cash totalling $252,026 (2009: $227,593) was held in US dollars, $3,773 (2009: $4,603) in Nicaragua Cordoba, $15,220 (2009: $7,280) in Guatemala Quetzal, $10,096 (2009: $4,313) in Mexican Pesos and $837 (2009: $1,882) in Peruvian Sols. Based on the above net exposures at December 31, 2010, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in a $28,195 increase or decrease in the Company’s after tax net earnings, respectively.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, the Company’s holdings of cash and cash equivalents and marketable securities, and capital raised through private placements during the year ended December 31, 2010.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

15.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2010. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company had not yet achieved profitable operations, has accumulated losses of $46,280,912 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

16.

Subsequent Events

Subsequent to the period end, the following events which have not been disclosed elsewhere in these financial statements have occurred:

i)

45,000 stock options and 96,761 share purchase warrants were exercised for proceeds of $21,050 and $48,406 respectively.

ii)

Options to purchase up to 1,110,000 shares at $0.70 per share expired unexercised.

17.

Comparative Figures

Certain comparative figures for the year ended December 31, 2008 have been reclassified to conform to the presentation adopted for the years ended December 31, 2010 and 2009.

18.

Reconciliation to United States of America Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP, On July 1, 2009, the Financial Accounting Standards Board (FASB) ratified the Accounting Standards Codification (“ASC”) as the sole source of authoritative non-governmental US GAAP.  The ASC has not intended to change US GAAP, but rather reorganized existing guidance by accounting topic to allow easier identification of accounting standards.  New accounting pronouncements issued by the FASB are called Accounting Standards Updates (“ASU”).  The Company has updated references to US GAAP to reflect the ASC.  Accounting practices under Canadian (“CDN GAAP”) and of United States of America generally accepted accounting principles (“US GAAP”), as they affect the Company, are substantially the same, except for the following:

a)

Mineral Properties

Prior to January 1, 2009, the Company’s policy under Canadian GAAP was to defer and amortize mineral property acquisition costs and exploration costs to the extent they meet certain criteria.  Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proved, probable and possible reserves.

Under US GAAP, mineral property acquisition costs are considered tangible assets and must be initially capitalized and evaluated periodically for impairment and requires mineral exploration costs be charged to operations in the period incurred.

During the year ended December 31, 2009, the Company changed its accounting policy for exploration costs under Canadian GAAP by expensing the costs as incurred as it more accurately reflects the exploration industry.  This accounting change has been applied retroactively with restatement of prior periods.  As a result of the change in accounting policy there are no ongoing differences between Canadian and US GAAP in the accounting for mineral properties with the exception of mineral property acquisition costs of $4,211,802 previously expensed under US GAAP that remain capitalized to mineral properties under Canadian GAAP.

b)

Accounting for uncertainty in income taxes

The Company recognizes uncertain tax positions that are “more-likely-than-not” (50% or greater) of being sustained on audit, based on the technical merits of the position.  With the adoption of this standard, the Company has performed a comprehensive review of all material tax positions in accordance with recognition and measurement standards established by FIN 48 (now known as ASC 740).

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

b)

Accounting for uncertainty in income taxes – (cont’d)

Based on this review, the provisions of ASC 740 did not have a material impact on the Company’s annual consolidated financial statements.  The Company has elected to apply the provisions of ASC 740 in assessing their uncertain tax positions under Canadian GAAP as well, removing any differences that would arise with US GAAP.

c)

Newly Adopted Accounting Pronouncements

ASC 805.  FASB Statement No. 141(R) Business Combinations. This statement was incorporated into ASC 805, Business Combinations, under the new FASB codification. ASC 805 requires that upon initially obtaining control, an acquirer should recognize 100% of the fair values of acquired assets, including goodwill and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target. Additionally, contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration and transaction costs will be expensed as incurred. This statement also modifies the recognition for pre-acquisition contingencies, such as environmental or legal issues, restructuring plans and acquired research and development value in purchase accounting. This statement amends ASC 740-10, Income Taxes (“ASC 740”) to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. ASC 805 is effective for fiscal years beginning after December 15, 2008. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

ASC 810. The FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. SFAS No. 160 was incorporated into ASC 810, Consolidation (“ASC 810”) and requires companies to present minority interest separately within the equity section of the balance sheet. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

ASC 815.  The FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The Statement changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 was incorporated into ASC 815, Derivatives and Hedging (“ASC 815”). ASC 815 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement became effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

ASC 105.  The Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (“SFAS No. 168”) “— a replacement of FASB Statement No. 162.  SFAS No. 168 is the new source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This statement was incorporated into ASC 105, Generally Accepted Accounting Principles under the new FASB codification which became effective on July 1, 2009. The new Codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Company adopted this statement during the fourth quarter of 2009. The adoption of this standard did not have any impact on the Company’s financial position or results from operations.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

c)

Newly Adopted Accounting Pronouncements – (cont’d)

ASC 855.  In May 2009, the FASB issued ASC No. 855, “Subsequent Events,” which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 was effective for financial statements issued for interim and annual periods ending after June 15, 2009 and did not have any impact on the Company’s financial statements.

Management has evaluated subsequent events through the date the financial statements were issued.

In June 2009, FASB issued further guidance on accounting for transfers of financial assets.  This guidance improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  The Board undertook this project to address: (a) practices that have developed that are not consistent with the original intent and key requirements of that guidance; and (b) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This guidance was applied for the Company on January 1, 2010.  Adoption did not have an impact.

In June 2009, FASB issued guidance which improves financial reporting by enterprises involved with variable interest entities.  The Board undertook this project to address: (a) the effects on certain provisions of as a result of the elimination of the qualifying special-purpose entity concept in ASC 860-10, Accounting for Transfers of Financial Assets; and (b) constituent concerns about the application of certain key provisions, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This guidance is effective for the Company on January 1, 2010.  Adoption did not have an impact.

d)

New Accounting Pronouncements – Not Yet Adopted

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which is included in the ASC in Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. ASU 2010- 06 also requires disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The Company is currently assessing the impact of adoption of ASU 2009-14 and does not currently plan to early adopt.

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

e)

Reconciliation of net loss determined in accordance with CDN GAAP to net loss determined under US GAAP is as follows:

	Years ended December 31,
	2010	2009	2008

Net loss for the year as reported using CDN GAAP	$ (5,123,701)	$ (1,210,725)	$ (4,779,322)
Adjustments to mineral properties	-	-	(36,817)
Write-off of mineral properties	-	224,110	149,947
Net loss for the year per US GAAP	(5,123,701)	(986,615)	(4,666,192)
Unrealized gain (loss) from marketable securities	(212,917)	956,004	(8,692)
Comprehensive loss for the year per US GAAP	$ (5,336,618)	$ (30,611)	$ (4,674,884)

Basic loss per share per US GAAP	$(0.08)	$(0.00)	$(0.09)

Weighted average number of share outstanding per US GAAP	65,030,359	53,548,488	53,548,488

f)

The effects of the differences in accounting under CDN GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance Sheets	2010	2009

Total assets per CDN GAAP	$ 14,712,811	$ 7,043,037
Adjustments for mineral properties	(4,211,802)	(4,211,802)
Total assets per US GAAP	$ 10,501,009	$ 2,831,235

Total liabilities per CDN and US GAAP	$669,978	$368,549

Deficit, per CDN GAAP	(46,280,912)	(41,157,211)
Adjustments for mineral properties	(4,211,802)	(4,211,802)
Deficit, per US GAAP	(50,492,714)	(45,369,013)
Contributed surplus per CDN GAAP and US GAAP	5,966,627	4,332,232
Accumulated other comprehensive income CDN and US GAAP	699,356	912,273
Share capital per CDN and US GAAP	53,657,762	42,587,194
Total shareholders’ equity per US GAAP	9,831,031	2,462,686
Total liabilities and shareholders’ equity per US GAAP	$ 10,501,009	$ 2,831,235

Radius Gold Inc.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

18.

Reconciliation to United States of America Generally Accepted Accounting Principles – (cont’d)

f)

– (cont’d)

	Years ended December 31,
	2010	2009	2008

Cash flows used in operating activities per CDN GAAP	$ (3,614,938)	$ (1,225,752)	$ (4,314,888)
Adjustments for mineral properties	-	-	(123,528)

Cash flows used in operating activities per US GAAP	(3,614,938)	(1,225,752)	(4,438,416)

Cash flows provided by investing activities per CDN GAAP	(146,210)	983,702	2,680,204
Adjustments for mineral properties	-	-	123,528

Cash flows provided by investing activities per US GAAP	(136,210)	983,702	2,803,732

Cash flows from financing activities per CDN and US GAAP	10,980,871	-	-

Foreign exchange on opening cash and cash equivalents	(3,642)	(31,673)	29,159

Increase (decrease) in cash per US GAAP	$ 7,216,081	$ (273,723)	$ (1,605,525)

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year End Report – December 31, 2010

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2010.  The following information, prepared as of April 28, 2011, should be read in conjunction with the December 31, 2010 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.

Business of the Company

The Company has been exploring for gold in Latin America for nearly a decade and has assembled interests in a portfolio of promising gold projects throughout that region and, more recently, in northern Canada.  In Guatemala, Kappes Cassiday and Associates (“KCA”) is developing a high grade gold mine on the Company’s Tambor project under a joint venture/earn-in agreement.  In Nicaragua, B2Gold Corp. (“B2Gold”) is exploring the Company’s extensive land holdings and investigating early gold production opportunities at the Pavon project.  In the Yukon Territory and State of Alaska, the Company has acquired interests in various areas by staking and option agreements and has in turn optioned out portions in return for equity positions and carried interests in the properties.  More recently, the Company has staked several highly prospective geothermal licenses in Guatemala.

The status of the Company’s properties is described below:

Guatemala

Tambor

The Company owns a 100% interest in the Tambor Project:  an orogenic lode gold belt, discovered by the Company in 2000 and explored by Gold Fields under joint venture until 2004.  Drill testing by Gold Fields outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

KCA, a Reno based engineering group, can earn a 51% interest in Tambor by spending a total of US$6.5M on the property by 2012 through staged annual expenditure commitments, or by putting the property into commercial production by 2012.  When KCA has earned its 51%, a joint venture will be formed between KCA and the Company.

KCA has fabricated a 200 tonnes per day (70,000 tonnes per year) flotation plant and a modular laboratory at its Reno, Nevada facility.  KCA expects the mill to be completed and wet-tested in Reno to facilitate rapid installation on site.

In order to obtain the mining permits needed to develop Tambor, KCA submitted an environmental impact assessment (EIA) in June 2010 which includes the mining and development plan.  The Ministry of Environment and Mine’s review of the EIA is still underway and permits are currently pending.

Holly / Banderas Projects

In April 2010, the Company commenced a reactivation of its Holly & Banderas (“HB”) projects in eastern Guatemala.  The Company discovered and drilled these gold-silver projects between 2002 and 2004 when gold and silver spot prices were close to their record lows.  However, recent discoveries in the region underscore the potential of the district and have led the Company’s technical team to review the geology and the results obtained by the previous work.  Upon review, and with the present gold/silver price in mind, management feels that these projects warrant a significant investment in further drilling.

Work at HB resumed with a review of the regional data base of stream sediment sampling and prospecting that the Company has built over several years in Guatemala.  This review has led to several additional concession applications being presented to the Ministry of Mines covering strong silver-lead-zinc anomalies.  The Company is waiting for the granting of these concessions to do follow-up work on that ground.

Within the granted concession (HB property), work has also lead to the discovery, or in some cases re-discovery, of some very high-grade silver veins within the large HB epithermal system.  The silver results are focused on the Pyramid Hill zone, a 3 kilometer long vein zone that has returned some encouraging drill intercepts at shallow depths in previous programs.

Alteration Studies

In late 2010, the Company submitted core from the previous HB drilling for analysis by the Corescan 11 system in Australia.  Corescan is an automated hyper-spectral scanning system that applies the latest spectral mapping and imaging technology to sub-millimeter scale alteration and mineral mapping from drill core.  The work identified that the clay mineral Buddingtonite (a component of some advanced argillic alteration systems) is present in the hydrothermal alteration assemblage at Banderas along with opaline silica.  Studies of other major silver deposits, including MAG Silver’s Valdecanas vein in the Fresnillo mining district of Mexico, indicate that Buddingtonite occurs in the alteration well above the Bonanza zone, perhaps as much as 300m to 400m above.  Drilling at Tahoe’s Escobal discovery also hit high silver grades between 200m to 400m below surface.

In summary, the existing geological evidence suggests that the Company’s drilling needs to test for Bonanza type veining substantially deeper than previous drilling has tested at Holly and Banderas.  In the table below, highlights from historic drilling, including the depths of the intercepts from the previous drill campaigns, are listed:

Hole	From	To	Interval	Au g/t	Ag g/t
Banderas
BDD-003	27.2	31.9	4.7	3.2	115
BDD-004	53.9	58.2	4.3	6.0	72
BDD-005	27.0	30.5	3.5	3.6	60
BDD-006	48.2	50.5	2.3	4.6	75.2
BDD-007	77.7	79.3	1.6	7.5	33
BDD-008	86.9	90.5	3.6	9.3	41
BDD-014	56.3	58.5	2.2	6.9	262
BDD-018	67.9	71.6	3.7	3.9	68
BDD-019	86.9	89.6	2.6	6.8	95
BDD-022	62.5	69.2	6.7	3.9	65
BRC-024	165.0	174.5	9.0	12.4	95
Holly
HDD-1	34.8	49.0	14.2	4.1	150
HDD-5	19.1	29.7	10.6	8.0	263
HDD-7	19.1	22.7	3.6	22.0	697

The Company commenced a minimum 10,000 meter drill program in November 2010, with the initial holes focusing on extending the previous intercepts down dip and along strike, as well as testing the high grade silver veins within the Pyramid Hill vein zone.  By February 2011, the Company had completed the first seven holes, all of which were drilled to explore down dip of historic intercepts.  The results are in line with previous drilling, with a best intersection of 6.1m @ 2.4g/t Au + 79g/t Ag from 82.9m downhole in hole 1.

All of the 2010 holes cut a consistent, wide mineralized structure, with a quartz vein stock-work in the hanging wall, a central vein or vein breccia zone before passing through a well defined footwall breccia and into propylitically-altered andesites.  The strength of the main mineralized structure has been confirmed.  However, the gold/silver results to date have been disappointing.

Deep Drilling Program

All previous drilling on the HB project has been between 850m and 1,100m above sea level (ASL).  Recent trenching at the southern limit of the Pyramid Hill zone, the lowest part topographically, has returned more consistent gold results associated with anomalous mercury and antimony values, something not seen at higher topographic elevations.

Mercury and antimony are generally associated with the higher levels of the precious metal zone in a gold-bearing epithermal system, indicating that the mineralized structure needs to be tested at 700m ASL and lower.  Therefore, a larger rig has been mobilized to the property to enable completion of the proposed deeper holes.

Other Targets

Several other drill targets remain to be tested on the HB property, including the M28 zone -where gold-silver mineralization is potentially pooled below a rhyolite cap- and the Holly target – where several high grade intercepts drilled in 2002 have yet to be followed-up.  In addition, the Company’s exploration in the belt is targeting regional stream sediment geochemical and Landsat anomalies.

Geothermal Licences

The Company has revisited its hot spring database for Guatemala and in June 2010 submitted applications for Provisional Use Permits for a number of active geothermal systems covering 216,000 hectares that may have potential as geothermal resources for power generation.

Power generation in Guatemala is currently comprised of hydroelectric power stations, steam turbines, gas turbines, diesel generators and geothermal power stations, with geothermal power contributing less than 3% of the total power generated.  According to a recent study by the Argentine consultancy, Montamat, which evaluated electricity prices in 13 Latin American countries, prices in Guatemala are amongst the highest in Latin America at roughly $0.17/kwh, surpassed only by the Dominican Republic and Panama.  At the same time, the Guatemalan government is forecasting that electric power demand is expected to reach a compounded annual growth rate over 8.0% to 2015.  Guatemala must increase its installed capacity to meet the projected demand growth.

A study published in International Geothermal Development in 2003 noted that geothermal resources in Guatemala are estimated at 800 to 4,000 megawatts (MW) capacity, but most likely around 1,000MW.  In 2003 the country’s installed generating capacity was 1,700MW suggesting that geothermal energy could contribute significantly to securing the country’s future power requirements.  By 2007, Guatemala had succeeded in harnessing 46 MW of geothermal energy in the fields of Zunil and Amatitlán, both owned by the American geothermal technology company Ormat Technologies.  Feasibility studies are being carried out on 3 other geothermal fields.

The Company has optioned its portfolio of geothermal concessions in Guatemala to Molten Power Corp. (“Molten”), a private Vancouver based geothermal power development company.  Molten will be the operator of the geothermal exploration project.  Under the terms of the option, and subject to satisfactory technical and legal due diligence by Molten, Molten shall have the exclusive right to earn a 100% interest in the concessions from the Company by issuing 10 shares for each hectare of ground for which a Provisional Use Permit is issued to the Company by the Ministry of Energy, for a maximum of 2.16 million shares.  The Permits are expected to be received during 2011.

Radius also retains a two percent (2%) royalty of the gross revenue for the sale of geothermal electric power from the first power generation facility built on each geothermal licence.  Molten may, at its discretion, purchase at any time prior to the commencement of the commercial operation date one half (1/2) of the 2% royalty from any geothermal license for the sum of CAD$30,000/MW nameplate capacity of the first power generation facility built on each geothermal licence.  Any expansion of the nameplate capacity on any of the licenses is not subject to royalty payments.

The Company intends to use its extensive knowledge of Guatemalan geology, gained from more than 10 years of mineral exploration in the country, to identify and acquire additional potential geothermal resources.

Nicaragua

The Company began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources, specifically the Trebol, Pavon and San Pedro exploration properties (the “Properties”), the Company’s technical team also compiled an extensive regional exploration data base covering much of the Central American country (the “Regional Exploration Projects”).

In June 2009, the Company granted to B2Gold an option to acquire an interest in its entire Nicaragua mineral property portfolio.  B2Gold is currently exploring the Trebol project and has been successful in expanding the extent of known gold mineralization there.  At the Pavon project, B2Gold is investigating the potential for gold production.  Highlights are reported below.

Trebol Gold Project, northeast Nicaragua

The Trebol Project located in north-eastern Nicaragua is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 km of strike length.  Gold is associated with vein and tabular replacement style mineralization in volcanic rocks found in a series of low-lying, heavily forested hills.  In addition to the original Cerro Domingo target partially drill tested by Radius in 2008, B2Gold has identified three new drill targets located along the 6km long northeast trending corridor of mineralized volcanic rock.  The targets are comprised of thick tabular zones of low sulfidation epithermal vein, hydrothermal breccia, and replaced volcanic horizons within a Tertiary volcanic sequence.  These zones show good grade continuity for hundreds of meters of strike length.  The three principal areas are Cerro Domingo, the Paola Zone, and Trebol North.

B2Gold began diamond drilling at Trebol in January 2011 and drilling was still underway at the end of Q1 2011. The drilling campaign has three objectives.  The first is to confirm and define the near surface tabular zones at the Cerro Domingo zone while the second is to explore the Paola and North Trebol zones.  The more important objective is to identify the high grade feeder structures that produced the tabular bodies.  High grade gold values in vein and vein breccia in excess of 86 g/t have been cut in the trenching and drilling which suggests the existence of the feeder zones.

The near surface shallow dipping mineralization at Trebol is largely oxidized and therefore could be amenable to bulk tonnage extraction techniques.

Pavon Gold Project, central Nicaragua

The Pavon low sulphidation system in central Nicaragua was discovered by the Company in 2003.  Several veins occurring over a strike length of 6 km have been explored with 74 trenches and 71 diamond drill holes totalling approximately 10,700 m.  Historic results include up to 9.1 g/t Au over 14.2 m in Trench 1 and 10.3 g/t Au over 16.8 m in PADH-005 in the north zone and up to 6.7 g/t Au over 11 m in PADH-01 in the south zone (see the Company’s news releases dated Sept. 16, 2004 and March 17, 2004).

B2Gold completed an extensive trenching program in 2010 and are now evaluating the potential for production from near surface high grade zones in the epithermal veining discovered by the Company (see Radius’s news releases from 2003 and 2004).

Peru

Nueva California

In 2009, the Company was granted an option to acquire a 100% interest in the Nueva California gold property located in north-central Peru.  The Company subsequently assigned the option to Focus Ventures Ltd. (“Focus”) in consideration for 1.0 million common shares of Focus, US$50,000 cash, and a 1.5% net smelter return royalty on the property.

In 2010, Focus completed a 14 hole (3,548 meter) drill program at Nueva California in order to test for a near surface, bulk tonnage deposit.  Results to date have shown significant and potentially economic intercepts in several holes.  However, due to the complex structural geology, the mineralization is generally inconsistent and grades erratic between holes from the lower to the upper levels of the mine.  Since completing the drill program, Focus’s management has been unsuccessful in finding a joint venture partner to continue exploration at the property and accordingly terminated the option subsequent to year end.

Yukon Territory

Ten Mile Creek Property

During 2009, the Company acquired by staking and under option from a local prospector, a large land package at the head waters of several active placer gold producing creeks known as the Ten Mile Creek placer camp in the Yukon.

Subsequently, the Company optioned the property to Solomon Resources Inc. (“Solomon”).  Solomon can earn a 51% interest in the property by spending $2.5-million on exploration and making staged cash and share payments totalling $500,000 cash and 1,000,000 shares over three years, of which the Company has received $100,000 and 600,000 shares to date.

Limited historic hard rock exploration on the claims has defined significant gold/arsenic mineralization in soils and rock, hosted for the most part by strongly altered intrusive rocks and minor schists.  Soil sampling has defined five broad northwesterly trending gold/arsenic anomalies with strike lengths of up to 1.6 km.  Limited trenching of these anomalies has produced results of 25m @ 1.6g/t Au and 19m @ 1.0 g/t Au.  The location, geology, geochemistry and trench results compare favourably with recent significant gold discoveries in the area.

In August 2010, Solomon announced that it had completed the first phase of its 2010 field exploration program on the property.  That work consisted of soil geochemical surveys, geophysical surveys and mechanical trenching.  The objective of their program was to verify the results reported by former operators and refine diamond drill targets for drilling this year.

Solomon announced in October 2010 that it has completed the 2010 drilling program for this project.  Six diamond drill holes were completed with a total of 800 metres of core recovered.  Drill results were announced in late November 2010, with Solomon concluding that gold mineralization discovered to date at the Ten Mile Creek project appears to be associated with late-stage faults and fracture sets crosscutting regional foliation.  On the southernmost claims, arsenic values in-soil show a close correlation with higher gold values, while elsewhere on the property, arsenic values in-soil appear to be more broadly dispersed as haloes around higher gold values.  Solomon’s drilling also revealed more post-tectonic textures with mylonitization, crosscutting subidioblastic textures and milled pyrite with graphitic inclusions.

Sixty Mile Property

Through claim staking and negotiating a number of option deals with local placer gold miners and mineral claim holders in the Yukon and Alaska in 2009 and 2010, the Company has acquired a large land position covering the headwaters and drainage areas of the prolific Sixty Mile Gold Camp of the Yukon Territory which reportedly produced over 500,000 oz of gold from the creeks that drain the Company’s holdings.  The hard rock source for this placer gold has never been determined.  The regional geology, geochemical signature and structural setting have strong similarities to the setting of International Tower Hill’s (TSX-V: ITH.V) major Livengood gold discovery in Alaska, a multi-million ounce gold discovery driven by the search for the source of placer gold in that area.

Historic soil sampling by Kennecott in the 1990s defined several arsenic/gold anomalies, including a coherent 1.5 km x 2 km-diameter, gold-arsenic soil anomaly on the south side of lower Miller Creek.  Mechanized trenching at the accessible southern edge of this anomaly revealed easterly striking sheeted mesothermal quartz veins returning 1.6 g/t gold over a 13 meter interval, similar in style to that found in other metasediment-hosted granite-related porphyry gold systems within the Tintina Gold Belt.

Radius announced in November 2010 the results of its 2010 exploration program which had two objectives:  (i) to discover the source of the placer gold mined from the creeks draining the hillsides of border ridge, an area of over 100 square kilometres (the “Thrust Fault Zone”), and (ii) to test the strongly altered volcanic rocks that are known to exist in the Sixty Mile valley (the “Graben Fault Zone”) for epithermal gold potential.  After conducting in the summer of 2010, airborne geophysics, geological mapping and extensive soil sampling programs, a preliminary drill program of seven holes, for a total of 1,607m, tested the two target areas.  Five holes (DDH10-1 to 5) were drilled into the meta-sediments.  Three of these holes intersected gold-bearing quartz/sulfide veins and veinlets hosted by quartzite units in the metasediments.

Two drill holes (DDH10-6 &7) targeted the altered volcanics in Graben Fault Zone.  Both intersected broad intervals of low grade gold mineralization associated with carbonate/sulfide veining in propylitic to argillic altered andesite.  Significant mineralized intercepts include:

Hole #	From (m)	To (m)	Length (m)	Gold (ppb)
DDH10-1	10.02	32.00	21.98	346

DDH10-2	35.65	76.43	40.78	414
including	35.65	43.28	7.63	1065
and
DDH10-2	223.60	249.94	26.34	342
including	241.40	243.00	1.60	2907

DDH10-3	35.05	45.72	10.67	461
DDH10-3	243.82	323.09	79.27	160

DDH10-6	12.19	86.87	74.68	327
including	49.84	56.39	6.55	1645

DDH10-7	88.39	146.67	58.28	329
DDH10-7	206.60	208.07	1.47	4458

Holes DDH10-4&5 tested separate structural targets at the Thrust Fault Zone with no significant gold results returned.

Orogenic gold mineralization has been identified within the brittle siliclastic metasediments.  The host units are extensive, and there are multiple beds of quartzite hosting cross cutting, gold bearing veins. With only 4 core holes drilled into this unit to date anomalous gold has been encountered over down-hole widths of up to 79m.  This unit appears to be the source of the extensive placer gold in the Sixty Mile region and management of the Company is of the view that further work on the target is warranted.

The epithermal target in the Graben Fault Zone also has excellent potential.  The altered volcanic rocks have been mapped, associated with the Sixty Mile graben fault, for a strike length of over 7km and over widths of 2km.  Holes DDH10-6 & 7 both returned strongly anomalous values over widths of up to 75m associated with argillic alteration.

The Company commenced in April 2011 an exploration program which is designed to confirm the economic potential of the two target Zones.  A minimum 5000 m diamond drilling program on the Graben Fault Zone has been contracted and is scheduled to commence in early June.  Some target areas defined at the Thrust Fault Zone will be tested this spring prior to the arrival of a second drill rig to the property in August 2011.

Rivier Property

During the current quarter, the Company acquired interests in a total of 116 claims in the Watson Lake Mining District, Yukon known as the Rivier Property.  The Company acquired 16 claims by staking, and was granted an option to earn a 100% interest in 100 claims.  Subsequently, the Company optioned a 60% interest in the Property to Emerick Resources Corp. (TSXV-ERC) (“Emerick”) in consideration of Emerick spending $1.0 million on exploration of the Property and issuing a total of 1.0 million shares to the Company over a period of three years, all subject to Emerick obtaining regulatory approval to the agreement.

The geological setting and anomalous geochemical values found at the Rivier Property are consistent with the possible presence of intrusion related and/or Listwanite hosted gold deposits.  The Property covers an area of roughly 4km by 9km over a series of anomalous gold + arsenic in stream sediment samples taken from streams that drain a Mid Cretaceous granitoid pluton, intruding siliciclastics of the Nasina subterrane and ultramafic rocks of the Slide Mountain Terrane.

Emerick plans to follow up last year’s soil sampling completed by the Company with detailed mapping, additional soil and rock geochemical sampling and regional geophysics, with the aim of identifying drill targets.

Rackla Belt Area, Yukon

In 2010, the Company acquired by staking 550 claims in the Mayo Mining District known as the Scarlet Property.  The claims are in two blocks, Scarlet West and Scarlet East, covering prospective stratigraphy along the northern and southern edges of ATAC Resources’ claim block where ATAC has discovered a cluster of Carlin-type gold deposits and occurrences.  Mineralization in their Osiris Target appears to share many of the characteristics of Carlin-type gold deposits, including similar alteration assemblages and association with the low temperature arsenic sulphides, realgar and orpiment.  Host rocks are two, 150m to 250m thick limestone debris flow and turbidite units, referred to as the Osiris and Isis Horizons, which occur within basinal silty mudstones.  ATAC’s drilling at Osiris returned a highlight of 31.13 m @ 9.26 g/t Au approximately 10km northwest of Radius’ Scarlett East claim block.

Scarlett East lies on the southeastern end of ATAC’s claims and potentially covers the extension of the structure controlling the mineralization.  The Scarlett West claim block lies about 30km west of Osiris, roughly midway between ATAC’s Osiris and Ariana targets.

The Company will target both claim blocks with geochemical surveys (stream sediment, soil and rock sampling), airborne geophysics (magnetic and radiometrics) and geological mapping as early as possible in the 2011 summer season.  The first stage of exploration is expected to take approximately 6 weeks.

Snowcap Gold Project

Wesgold Minerals Inc. (“Wesgold”), which recently listed on the TSX Venture Exchange, has an option to earn a 60% interest in the Company’s 100% owned Snowcap project in central Yukon.

In 2009, Wesgold completed airborne geophysics and soil geochemistry, which resulted in the identification of anomalous gold and mercury values in two of the alteration zones coincident with aeromagnetic lows over the volcaniclastic basins.  In late 2010, Wesgold completed four diamond drill holes totaling 420 meters at one of the alteration zones near the southern part of the Snowcap project to test for the source of the anomalous mercury and gold values in soil in an area of no outcrop.  The drill holes intersected variably altered volcanic and epiclastic rocks with irregular quartz, carbonate, and pyrite veining.

While assay results did not return gold values of economic interest, cinnabar mineralization and anomalous concentrations of antimony, arsenic, and mercury were encountered.  These pathfinder elements are considered by Wesgold management to be a highly favourable indicator of epithermal precious metal mineralization in this geological environment.  The source of the anomalous gold values in soil remains unexplained, and Wesgold is integrating the geological, geochemical and geophysical data to plan for more exploration work in 2011.

Mexico

Tlacolula

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”).  Fortuna can earn a 60% interest by spending US$2-million on exploration, which includes a commitment to drill 1,500m within 3 years, and making staged annual payments totalling US$250,000 cash and US$250,000 in common shares over 4 years.  The 12,642 hectare property is located 14km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna’s 100%-owned San Jose silver-gold development project.  To date, the Company has received US$50,000 cash and 14,569 shares of Fortuna.

Qualified Person: Roger Hulstein, B.Sc., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and is responsible for the accuracy of the technical information in this MD&A.

Selected Annual Information

The following table provides information for each of the three most recently completed financial years:

	2010 ($)	2009 ($)	2008 ($)
Total investment and other income	34,275	49,405	179,789
Exploration Expenditures	2,838,390	639,438	3,655,231
Loss before income taxes Total Basic & Fully diluted per share *	5,093,435 0.08	1,402,725 0.02	4,779,322 0.09
Net loss for the year Total Basic & Fully diluted per share *	5,123,701 0.08	1,210,725 0.02	4,779,322 0.09
Total assets	14,712,811	7,043,037	7,339,263
Total long-term liabilities	-	-	-
Total future income tax liability	122,000	122,000	185,000
Cash dividends	-	-	-

* Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

Quarterly Information

The following table provides information for the eight fiscal quarters ended December 31, 2010:

	Fourth Quarter Ended Dec. 31, 2010 ($)	Third Quarter Ended Sept. 30, 2010 ($)	Second Quarter Ended June 30, 2010 ($)	First Quarter Ended March 31, 2010 ($)	Fourth Quarter Ended Dec. 31, 2009 ($)	Third Quarter Ended Sept. 30, 2009 ($)	Second Quarter Ended June 30, 2009 ($)	First Quarter Ended March 31, 2009 ($)
Exploration expenditures	718,772	1,662,590	395,476	61,552	195,846	92,534	187,260	163,798
Total investment income	15,112	11,923	1,690	5,550	7,079	10,270	14,488	17,568
Net loss before income taxes	(986,780)	(2,736,033)	(667,550)	(703,072)	(343,064)	(426,272)	(334,391)	(298,998)
Basic and diluted net loss per share *	(0.02)	(0.04)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)

*

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earning per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share is the same for the periods presented.

The quarter ended March 31, 2010 had a higher net loss than the previous four quarters because of a non-cash compensation charge of $489,377 being recorded.  The net loss for the quarter ended June 30, 2010 was also higher than the 2009 quarterly losses due to increased exploration activity.  The quarter ended September 30, 2010 shows a significantly higher net loss over all quarters due to the increased level of exploration activity in the Yukon and a non-cash compensation charge of $947,254.

Results of Operations

The quarter ended December 31, 2010 had a net loss of $1,017,046 compared to $151,064 for the quarter ended December 31, 2009, an increase of $865,982.  The increase was mostly due to exploration expenses of $718,772, an increase of $522,926 over the comparative quarter.  The higher exploration expenditures in the current quarter relate to the Company’s exploration programs conducted on the Sixty Mile Property in the Yukon and the Holly/Banderas Property in Guatemala.  Overall costs for the current quarter were also offset by an other income item of $86,574 which is attributable to the value of mineral property cash option payments received that were in excess of amounts needed to reduce acquisition costs on their respective properties to nil.  In comparison, the comparative year recorded $51,828 for this type of income.

Corporate expenses in the quarter ended December 31, 2010 were $440,923 compared to $196,737 in the quarter ended December 31, 2009, an increase of $244,186.  This increase is partially due to a non-cash compensation charge of $109,695 being recorded in the current quarter compared to no such amount in the comparative quarter.  Almost all other corporate expenses also increased during the current quarter due to the higher level of business activity compared to the prior year quarter.  Notable cost increases were $40,767 in salaries and wages, $20,861 in legal and accounting fees, $20,837 in public relations, and $17,938 in travel and accommodation.

The net loss for the year ended December 31, 2010 was $5,123,701 compared to $1,210,725 for the year ended December 31, 2009, an increase of $3,912,976.  The current year exploration expenditures totalled $2,838,390 compared to $639,438 for the comparative year, an increase of $2,198,952.  The reason for the significant increase in exploration costs is the same as given above for the quarterly comparison. In addition to the mineral property option payment income of $86,574 included in the quarterly comparison, the current year also included a write-off of accounts payable and accrued liabilities of $52,500.  In contrast, the comparative year had a $224,110 write off of mineral property costs which more than offset the option payment income of $51,828 for that year.

Corporate expenses for the year ended December 31, 2010 were $2,440,870 compared to $671,496 in the year ended December 31, 2009, an increase of $1,769,374.  Most of this increase is due to non-cash compensation charges of $1,612,792 recorded in the current year compared to only $2,426 in the comparative year.  Excluding this non-cash item, the current year’s corporate expenses were higher by $159,008.  Notable cost increases in the current year were $64,785 in salaries and wages, $54,157 in public relations, $36,743 in travel and accommodation, and $19,845 in transfer agent and regulatory fees.  Notable cost decreases were $10,652 in consulting fees and $7,818 in rent and utilities.  Cost increases are attributed to the increased exploration activity in Canada and Guatemala and efforts to promote the Company and secure private placement financings during the current year.

Mineral Properties Expenditures

A summary of the Company’s expenditures on its mineral properties during the year ended December 31, 2010 is as follows:

Yukon/Alaska - $828,844 was incurred on acquisition costs and $2,016,987 on exploration.  Of the $828,844 in acquisition costs, $111,300 was the value of common shares issued pursuant to option agreements.  During the current year, the Company received an option payment on its Ten Mile Creek Property of $116,000, consisting of $100,000 cash and $16,000 in Solomon Resources Limited shares and received 400,000 shares of Wesgold as option payments on the Snowcap Property.  As a result, there were cost recoveries that reduced the carrying value of acquisition costs of the Ten Mile Creek Property and the Snowcap Property to nil.

Nicaragua - $55,992 was incurred on exploration.

Guatemala - $753,900 was incurred on exploration.

Mexico - $11,511 was incurred on miscellaneous exploration related costs.  The Company also received cash and shares from Fortuna with a combined value of $41,148 as a result of option payments received on its Tlacolula Property.

Further details regarding exploration expenditures for the years ended December 31, 2010, 2009, and 2008 are provided in the schedules at the end of this document.

Liquidity and Capital Resources

The Company’s cash increased from approximately $0.50 million at December 31, 2009 to $7.72 million at December 31, 2010.  During the current year, the Company closed a private placement of 13 million units for gross proceeds of $4.55 million and two private placements totalling 11.41 million flow-through shares for gross proceeds of $6.29 million.  Since the flow-through proceeds are subject to the Canadian flow-through share program rules, the Company intends to spend such funds on eligible exploration activities on its Yukon properties.  As at December 31, 2010, the Company’s flow-through commitment is $4.35 million.  Proceeds from the non-flow-through private placement are intended to be used for exploration activities on the Company’s Holly/Banderas Project in Guatemala and for general working capital purposes.

Working capital at December 31, 2010 was $8.88 million compared to $2.30 million at December 31, 2009.  The increase in working capital as a result of the private placements was somewhat offset by a decrease in the value of the Company’s marketable securities during the current period.  Most significantly, the value of the 1,007,406 shares in Focus Ventures Ltd has decreased from $1,037,628 as of December 31, 2009 to $523,851 as of December 31, 2010.

The Company expects its current capital resources to be sufficient to cover its operating costs for the next twelve months; however, the Company had not yet achieved profitable operations, has accumulated losses of $46,280,912 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2010. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

As at December 31, 2010, the Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities.  The fair value of cash and cash equivalents, marketable securities, advances and other receivables, amounts due from related parties and accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The following table provides an analysis of financial instruments recorded at fair value as at December 31, 2010 which are grouped into levels 1, 2, or 3 based on the degree to which the fair value is observable as at December 31, 2010:

	Carrying Amount	Fair Value	Discount Rate
Level 1:
Cash and cash equivalents	$ 7,715,347	$ 7,715,347	N/A
Marketable Securities	994,609	994,609	N/A

The Company did not have any financial instruments in Level 2 and 3.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest rate risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at December 31, 2010, cash totalling $252,026 (2009 - $227,593) was held in US dollars, $3,773 (2009 - $4,603) in Nicaragua Cordoba, $15,220 (2009 - $7,280) in Guatemala Quetzal, $10,096 (2009 - $4,313) in Mexican Pesos and $837 (2009 - $1,882) in Peruvian Sols.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, marketable securities and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company does not have cash and cash equivalents or marketable securities that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, the Company’s holdings of cash and marketable securities, and capital raised through private placements during the year ended December 31, 2010.  The Company believes that these sources will be sufficient to cover the known requirements at this time.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalents are currently held in short-term interest bearing accounts, management considers the interest rate risk to be limited.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	2010	2009	2008
Expenses:
Management fees	$ 60,000	$ 60,000	$ 60,000
Consulting	30,000	31,031	38,372
Mineral property costs:
Geological consulting fees	3,170	13,750	199,200
	$ 93,170	$ 104,781	$ 297,572

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $26,384 (2009: $12,836) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $176,508 (2009: $152,948) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and accrued liabilities include $19,356 (2009: $17,363) payable to an officer of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at April 28, 2011 is 79,874,300 common shares, and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
Number of Warrants	Exercise Price	Expiry Date
222,250	$0.50	May 26, 2011
566,071	$0.55	June 16, 2011
259,230	$0.70	June 2, 2012
6,545,384	$0.50	June 16, 2012
7,592,935

STOCK OPTIONS
Number of Options	Exercise Price	Expiry Date
595,000	$0.52	April 16, 2012
850,000	$0.56	September 5, 2012
615,000	$0.26	May 5, 2013
1,615,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
1,600,000	$0.69	September 23, 2020
75,000	$0.69	November 17, 2020
5,450,000

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in preparation of the financial statements are consistent with those set forth in note 2 of the consolidated financial statements for the year ended December 31, 2010. They are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

In response to these requirements, the Company has developed an IFRS transition project plan. The Company’s plan includes three phases: Scoping and Diagnostics, Analysis and Development, and Implementation and Review. The Company’s transition plan is currently in progress with an expected completion date prior to the reporting of the first quarter financials for the 2011 fiscal year.  Because the Company is an “exploration stage” company, the IFRS transition issues are not as complex as for a company with operating mines and sales revenues.  The most significant impact with respect to the restatement of the prior year financials is expected to be the effect of adopting the IFRS policy with respect to foreign currency translation, particularly as it applies to the translation of the Company’s wholly owned subsidiaries.  The Company expects its disclosure requirements to significantly increase under IFRS; however, it does not expect significant changes to internal and disclosure controls in order to implement IFRS.  The Company has determined its functional currency and analyzed the majority of its IFRS accounting policies and the elections available under IFRS 1.  The Company will make a final determination of these policies and elections in the current period.  The Company has been using the services of an external advisor for the majority of the transition which includes assistance with the opening IFRS balance sheet, documenting its IFRS accounting policies, and preparing draft note disclosure.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  Some of the Company’s mineral properties are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility, and uncertainty of additional financing.

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE YEAR ENDED DECEMBER 31, 2010
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico	Yukon/Alaska		Year Ended
	General	Mineral	General	Mineral	General	Mineral	December 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	2010
Camp, food and supplies	$ 733	$ 28,041	$ 1,220	$ -	$ -	$ 141,376	$ 171,370
Drafting, maps and printing	57	789	18	-	-	25,329	26,193
Drilling	-	160,750	-	-	-	729,718	890,468
Exploration administration	538	10,505	6,466	-	34	4,151	21,694
Foreign Exchange	3	59	236	394	-	-	692
Environment	-	5,314	-	-	-	-	5,314
Geochemistry	-	29,818	-	-	707	185,539	216,064
Geological consulting (Note 7)	25,636	161,035	-	-	3,949	265,948	456,568
Other consulting	65,278	33,629	573	290	800	5,968	106,538
Legal and accounting	2,025	3,624	9,386	9,641	-	-	24,676
Licenses, rights and taxes	-	19,697	2,888	-	-	24,178	46,763
Linecutting and trenching	-	131	-	-	-	4,510	4,641
Materials	35	32,030	-	-	-	59,919	91,984
Maintenance	102	6,176	2,646	-	-	-	8,924
Miscellaneous	105	214	245	225	3,391	-	4,180
Medical expenses	2,268	4,346	3,399	-	-	1,021	11,034
Public relations	312	1,271	147	-	23,340	-	25,070
Rent and utilities	-	16,940	6,927	-	-	-	23,867
Rental equipment	-	-	-	-	-	75,347	75,347
Salaries and wages (Note 7)	15,722	80,657	11,477	-	1,266	291,799	400,921
Shipping	663	4,688	735	372	-	13,342	19,800
Telephone and communications	164	5,221	4,434	589	-	6,511	16,919
Travel and accommodation	7,404	27,920	5,195	-	-	148,844	189,363
BALANCE, FOR THE YEAR	$ 121,045	$ 632,855	$ 55,992	$ 11,511	$ 33,487	$ 1,983,500	$ 2,838,390

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE YEAR ENDED DECEMBER 31, 2009
(Expressed in Canadian Dollars)
	Guatemala		Nicaragua		Mexico		Peru		Canada	Year Ended
	General	Mineral	General	Mineral	General	Mineral	General	Mineral	Mineral	December 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Concessions	2009
Automobile	$ 49	$ 2,591	$ 281	$ 3,024	$ 1,807	$ -	$ -	$ -	$ -	$ 7,752
Camp, food and supplies	551	1,778	-	10,499	129	-	-	-	-	12,957
Drafting, maps and printing	15	56	-	216	-	-	-	44	102	433
Exploration administration	1,607	1,912	-	8,303	35	-	-	454	51	12,362
Foreign Exchange	26	11	-	826	400	-	-	-	-	1,263
Environment	-	-	-	20	-	-	-	-	-	20
Geochemistry	-	-	-	1,952	1,428	-	-	-	15,627	19,007
Geological consulting (Note 7)	6,094	21,513	59,494	6,799	2,876	-	21,613	106	44,132	162,627
Other consulting	54	58	-	8,485	-	-	1,490	-	1,038	11,125
Legal and accounting	21,552	356	-	15,329	10,318	-	13,857	6,059	-	67,471
Licenses, rights and taxes	-	4,674	-	97,947	6	10,870	-	270	1,818	115,585
Linecutting & trenching	7	-	-	338	-	-	-	-	7,951	8,296
Materials	19	1,278	-	(852)	-	-	-	-	-	445
Maintenance	745	733	-	1,489	-	-	-	-	-	2,967
Miscellaneous	411	-	-	871	35	-	-	-	-	1,317
Medical expenses	4,141	1,318	1,932	1,539	1,145	-	-	-	-	10,075
Public relations	3,069	-	-	146	-	-	-	-	-	3,215
Rent and utilities	4,504	2,284	1,593	12,794	-	-	-	-	-	21,175
Rental equipment	-	-	-	-	-	-	-	-	925	925
Salaries and wages (Note 7)	26,010	8,942	7,834	6,606	7,600	-	7,600	-	-	64,592
Shipping	252	86	-	2,336	953	-	-	-	10	3,637
Telephone and communications	1,112	157	141	8,204	563	-	-	-	39	10,216
Travel and accommodation	5,874	1,459	224	12,669	167	-	-	-	44,275	64,668
Write-off of Value-added Taxes	-	-	-	-	37,308	-	-	-	-	37,308
BALANCE, FOR THE YEAR	$ 76,092	$ 49,206	$ 71,499	$ 199,540	$ 64,770	$ 10,870	$ 44,560	$ 6,933	$ 115,968	$ 639,438

RADIUS GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
FOR THE YEAR ENDED DECEMBER 31, 2008
(Expressed in Canadian Dollars)
	Guatemala		Nicaragua		Mexico		Peru		Canada	Year Ended
	General	Mineral	General	Mineral	General	Mineral	General	Mineral	General	December 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Exploration	2008
Property Payment/Investigation	$ -	$ 705	$ -	$ 2,150	$ -	$ -	$ -	$ 1,766	$ -	$ 4,621
Automobile	70	3,660	5,136	118,021	16,560	1,351	17,043	2,836	-	164,677
Camp, food and supplies	99	3,804	16,288	103,367	15,281	3,733	4,726	833	-	148,131
Drafting, maps and printing	15	72	115	1,780	1,767	64	6,389	628	-	10,830
Drilling	-	-	-	416,555	-	-	-	-	-	416,555
Exploration administration	2,301	1,258	1,470	16,334	562	731	14,645	1,178	-	38,479
Foreign Exchange	6	(46)	179	2,099	863	5	(1,622)	1,634	-	3,118
Environment	-	-	-	47,462	-	-	-	-	-	47,462
Geochemistry	-	5,822	25,011	186,427	26,145	15,088	10,143	3,782	-	272,418
Geological consulting (Note 7)	-	34,581	91,994	384,135	169,574	48,258	144,722	3,340	-	876,604
Other consulting	3,972	4,964	6,420	49,167	18,682	27,065	40,217	34,065	-	184,552
Legal and accounting	82	2,780	1,467	42,600	34,908	-	35,630	6,575	-	124,042
Licenses, rights and taxes	2,048	19,995	4,506	105,202	742	119,120	12,090	42,488	16,729	322,920
Linecutting & trenching	261	366	3,668	38,492	3,313	1,720	441	100	-	48,361
Materials	44	280	547	53,849	1,097	119	1,917	209	-	58,062
Maintenance	347	1,019	864	31,892	857	254	5,199	261	-	40,693
Miscellaneous	32	1,958	292	3,631	358	306	1,344	109	-	8,030
Medical expenses	1,610	3,170	1,411	18,421	3,618	344	2,876	2	-	31,452
Public relations	-	-	1,173	151,556	803	-	-	-	25,093	178,625
Road building	-	-	-	15,808	-	-	-	-	-	15,808
Rent and utilities	2,661	17,807	411	51,366	6,109	931	9,088	1,021	-	89,394
Rental equipment	-	-	-	2,484	425	-	-	-	-	2,909
Salaries and wages (Note 7)	-	28,232	14,235	256,069	27,863	-	38,068	-	-	364,467
Shipping	67	121	8,149	20,808	3,910	613	2,554	5	-	36,227
Telephone and communications	337	1,841	914	33,438	3,843	522	4,450	119	-	45,464
Travel and accommodation	82	1,357	12,304	53,803	31,739	5,038	15,982	1,025	-	121,330
BALANCE, FOR THE YEAR	$ 14,034	$ 133,746	$ 196,554	$ 2,206,916	$ 369,019	$ 225,262	$ 365,902	$ 101,976	$ 41,822	$ 3,655,231